UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2015

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities

Exchange Act of 1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No:  ☒

Enclosures:	Unaudited condensed financial statements as of June 30, 2015 and for each of the six month periods ended June 30, 2015 and 2014, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter and six months ended 30 June 2015

❖	Gold production of 1,007koz
❖	Net debt at 30 June 2015 was lower at $3.076bn, reflecting a net debt to adjusted EBITDA ratio of 1.95 times
❖	Cash proceeds received from the sale of CC&V provides additional liquidity and significantly lowers net debt
❖	All Injury Frequency Rate (AIFR) in the quarter was 7.32 per million hours worked, an improvement of 4% from Q1

			Quarter		Six months
		ended Jun 2015	ended Mar 2015*	ended Jun 2014*	ended Jun 2015	ended Jun 2014*
		US dollar / Imperial
Operating review
Gold
Produced from continuing operations	- oz (000)	950	928	1,049	1,878	2,052
Produced from discontinued operations	- oz (000)	57	41	49	98	100
Produced continuing and discontinued operations	- oz (000)	1,007	969	1,098	1,976	2,152
Sold from continuing operations	- oz (000)	950	952	1,035	1,903	2,085
Sold from discontinued operations	- oz (000)	50	45	53	94	100
Sold continuing and discontinued operations	- oz (000)	1,000	997	1,088	1,997	2,185

Continuing operations
Price received [1]	- $/oz	1,192	1,217	1,289	1,204	1,289
All-in sustaining costs [2]	- $/oz	928	920	1,052	924	1,022
All-in costs [2]	- $/oz	1,021	999	1,155	1,010	1,120
Total cash costs [3]	- $/oz	718	734	833	726	804

Financial review
Gold income	- $m	1,014	1,032	1,252	2,046	2,515
Cost of sales	- $m	(830)	(822)	(1,005)	(1,652)	(1,974)
Total cash costs [3]	- $m	628	618	820	1,246	1,538
Production costs[4]	- $m	635	627	837	1,262	1,576
Gross profit	- $m	188	203	241	391	519

Continuing and discontinued operations
Loss attributable to equity shareholders	- $m	(142)	(1)	(80)	(143)	(41)
	- cents/share	(35)	0	(20)	(35)	(10)
Headline loss[5]	- $m	(127)	(1)	(89)	(128)	(51)
	- cents/share	(31)	0	(22)	(31)	(13)
Net cash flow from operating activities	- $m	323	190	336	513	687
Capital expenditure	- $m	230	195	311	426	585

*	Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	4.	Refer to note 3 of notes for the quarter and six months ended 30 June 2015.	Rounding of figures may result in computational discrepancies.
	5.	Refer to note 10 of notes for the quarter and six months ended 30 June 2015.

Forward looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-Gaap financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Published : 17 August 2015 Quarter 2 2015

1

Operations at a glance

for the quarter ended 30 June 2015

	Production *			All-in sustaining costs[1] *				Total cash costs [2] *
	oz (000)	Year-on -year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	261	(18)	9	1,098	3	-	879	2	(4)
Vaal River Operations	97	(19)	3	1,064	2	-	854	(2)	(2)
Kopanang	33	(18)	14	1,142	(4)	(10)	938	(8)	(11)
Moab	64	(20)	-	1,024	6	6	811	1	4
West Wits Operations	114	(21)	23	1,106	10	(8)	856	8	(12)
Mponeng	59	(33)	34	1,188	28	(9)	862	21	(14)
TauTona	55	(2)	12	1,018	(10)	(8)	848	(8)	(11)
Total Surface Operations	46	(16)	(8)	1,121	(11)	19	988	(3)	14
Other	3	100	50	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	689	(6)	-	844	(17)	1	662	(19)	(2)
CONTINENTAL AFRICA	368	(7)	5	778	(22)	(7)	638	(25)	(11)
DRC
Kibali - Attr. 45% [5]	75	83	3	601	(19)	(4)	547	(24)	(13)
Ghana
Iduapriem	48	2	20	1,015	2	(14)	1,029	13	(2)
Obuasi	14	(78)	(18)	1,684	19	74	1,068	(9)	70
Guinea
Siguiri - Attr. 85%	68	(15)	6	931	2	(6)	791	2	(11)
Mali
Morila - Attr. 40% [5]	14	40	(30)	823	(30)	34	618	(46)	16
Sadiola - Attr. 41% [5]	17	(26)	(11)	765	(29)	(16)	801	(16)	(9)
Yatela - Attr. 40% [5]	-	(100)	-	-	(100)	-	-	(100)	-
Namibia
Navachab	-	(100)	-	-	(100)	-	-	(100)	-
Tanzania
Geita	132	20	12	642	(27)	(17)	405	(39)	(30)
Non-controlling interests, exploration and other

AUSTRALASIA	139	(10)	(3)	918	(12)	9	727	(14)	7
Australia
Sunrise Dam	58	(6)	2	1,109	(27)	1	947	(28)	(2)
Tropicana - Attr. 70%	81	(13)	(6)	730	6	25	533	7	26
Exploration and other

AMERICAS	182	1	(7)	881	(15)	7	662	(9)	10
Argentina
Cerro Vanguardia - Attr. 92.50%	70	13	8	906	(3)	(1)	632	(7)	(3)
Brazil
AngloGold Ashanti Mineração	83	(6)	(16)	825	(21)	15	656	(9)	20
Serra Grande	30	-	(3)	982	(19)	2	749	(15)	10
Continuing operations	950	(9)	2	928	(12)	1	718	(14)	(2)
Discontinued operations
Cripple Creek & Victor	57	16	39

Total	1,007	(8)	4

* Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance June 2015 quarter on June 2014 quarter - increase (decrease).

4 Variance June 2015 quarter on March 2015 quarter - increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

2

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

Second quarter overview

AngloGold Ashanti delivered a strong financial and operating performance for the second quarter of 2015. The operating results for the three months to 30 June showed another exceptional cost performance from the International operations, as South Africa showed some early signs of recovery from a slow start in the first quarter of the year due to the post-Christmas ramp-up and a number of safety stoppages. The improved year-on-year performance from the International operations was achieved despite the loss of ounces from Obuasi (now in limited operations) and Navachab (sold). The group’s performance reflects the benefit of cost saving initiatives, the positive impact on costs of lower oil prices in Continental Africa and Australia in particular, weaker currencies in South Africa, Brazil and Australia and continued operational and cost improvements.

Cash inflow from operating activities was positive at $323m, only slightly lower than the same quarter a year earlier at $336m, despite the lower production and the lower gold price.

Production from continuing operations was 950,000oz at an average total cash cost of $718/oz, compared to 928,000oz at $734/oz the previous quarter and 1,049,000oz at $833/oz in the second quarter of 2014. Year-on-year costs benefited from weaker currencies and continued traction from cost saving initiatives.

“Operational efficiencies and cost management has been, and will continue to be, a key driver for us,” Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. “Whilst we have a greatly improved balance sheet following the sale of CC&V, this will not diminish our focus on improving free cash flow and returns through active portfolio management, capital discipline, and unrelenting operational excellence.”

Gold income decreased by $238m from $1,252m in the quarter ended 30 June 2014 to $1,014m in the corresponding period of 2015, representing a 19% decrease year-on-year. The decrease was due to a $97/oz, or 8% decrease in the gold price received from $1,289/oz for the quarter ended 30 June 2014 to $1,192/oz for the corresponding period in 2015 and a 88,000oz, or 8% decrease in gold sold from 1,088,000oz for the quarter ended 30 June 2014 to 1,000,000oz for the same period in 2015 due mainly a decrease in production.

Production costs decreased by $202m from $837m in the quarter ended 30 June 2014 to $635m in the quarter ended 30 June 2015, representing a 24% decrease. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and service related costs as well as the weakening of some local currencies against the US dollar. Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso. During the quarter ended 30 June 2015 compared to the same period in 2014 all local currencies depreciated against the US dollar. The South African Rand depreciated by 15%, the Argentina Peso by 11%, the Australian dollar by 20% and the Brazilian Real depreciated by 38%.

Fuel and Power costs decreased from $161m in the quarter ended 30 June 2014 to $121m in the quarter ended 30 June 2015, which represents a $40m, or 25%, decrease. The decrease was due to the sale of Navachab at the end of June 2014 and decreased mining at Obuasi (the mine entered into a Limited Operation Phase during the first quarter of 2015). At Tropicana the fuel costs decreased due to a decrease in fuel prices and a decrease in production. The decrease was partially offset by higher electricity tariffs and annual inflationary increases.

Consumable store costs decreased by $29m or 18% from $163m in the quarter ended 30 June 2014 to $134m in the quarter ended 30 June 2015. The decrease was due to the sale of Namibia, lower production at Obuasi and cost saving initiatives.

Labour costs declined by 17% from $271m in the quarter ended 30 June 2014 to $225m in the corresponding period of 2015. This was mainly due to rationalisation and restructuring across the group and lower production at Obuasi. Contractor costs declined 6% from $125m in the quarter ended 30 June 2014 to $117m in the quarter ended 30 June 2015. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

Service related costs decreased by $47m or 57% from $82m in the quarter ended 30 June 2014 to $35m in the quarter ended 30 June 2015. The decrease was due to decreased services costs, decreased gold in process adjustments and decreased other production costs mainly in South Africa due to lower production and cost saving initiatives.

Cost of sales was $830m for the quarter ended 30 June 2015 compared to $1,005m for the corresponding period in 2014. Included in cost of sales is amortisation of tangible and intangible assets and movements in gold inventory, which increased in total from $168m in the quarter ended 30 June 2014 to $195m in the same period of 2015. Amortisation increased by $12m mainly at Geita due to a shift in mining activity from Star & Comet to Nyankanga Cut 7 offset by a decrease in the South African Operations due to lower production and lower capital spend. The gold inventory change increased by $15m.

Net loss attributable to equity shareholders, from continuing operations, decreased from a loss of $89m in the quarter ended 30 June 2014 to loss of $17m in the same period of 2015. The decrease was due to a decrease in production costs negatively impacted by the 88,000oz decrease in gold sold.

Total cash costs dropped 14%, or $115/oz, compared to the previous year, from $833/oz to $718/oz, reflecting the benefits of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) were $928/oz, a 12% improvement year-on-year, and relatively flat compared to the previous quarter’s AISC of $920/oz. The year-on-year decline in AISC, despite lower gold production, demonstrates a significant reduction in total cash costs, as well as lower capital expenditure.

3

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $391m, compared with $372m in the second quarter of 2014, mainly due to a decrease in costs, which was only partially offset by a $97/oz, or 8% decline in the realised gold price from $1,289/oz to $1,192/oz and an 8% reduction in ounces sold over this period. Adjusted EBITDA was slightly lower than the previous quarter’s $402m, as higher production was offset by declines in the gold price. As at 30 June 2015, total borrowings (including a bank overdraft) amounted to $3,730m and cash and cash equivalents amounted to $459m compared to $3,810m and $604m, respectively, a year earlier.

The International operations (excluding Cripple Creek & Victor (CC&V)) delivered production of 689,000oz at a total cash cost of $662/oz and AISC of $844/oz, representing a year-on-year improvement of 19% and 17% in total cash costs and AISC respectively, despite a 6% reduction in output, due mainly to the cessation of underground mining at Obuasi and the sale of Navachab. Geita and Kibali again delivered strong performances, while Sunrise Dam and AngloGold Ashanti Mineração delivered significant reductions in costs.

South Africa’s production fell 18% to 261,000oz from the second quarter of 2014, primarily due to safety stoppages at both the West Wits and Vaal River regions, some operations mining lower grade areas, and also challenges in the transportation of ore at Surface Operations which contributed to the 3% rise in AISC to $1,098/oz and a 2% increase in total cash costs to $879/oz due to lower production and higher winter power tariffs. The transportation of ore has since been modified to mitigate rail logistic challenges and the surface-dump retreatment operation is being revised, it is now focused on optimisation of the flotation circuit in the uranium plant. Weaker local currencies against the US dollar in the second quarter of 2015 compared to the previous quarter contributed to the reduction in operating costs as our currency basket depreciated against the US dollar as follows: the South African Rand by 2.8%, the Australian dollar by 1.1%, the Brazilian Real by 7.2% and the Argentina Peso by 3% over this period.

Total capital expenditure (including equity accounted entities and discontinued operations) during the second quarter of 2015 was $230m, compared with $311m in the second quarter of 2014 and $195m the previous quarter. This reflects seasonality in capital expenditure, the positive impact of weaker currencies against the US dollar and lower capital requirements at Kibali, Obuasi, and CC&V where the mill has been commissioned and ramp up is underway. Of the total capital spent, project capital expenditure during the quarter amounted to $63m. Capital expenditure at continued operations is expected to increase in the second half of the year, given normal seasonal patterns in investment at our operations, and slower-than-anticipated spending in South Africa in the first half, principally due to safety stoppages.

At the end of the second quarter of 2015, Net Debt was $3.076bn compared to $3.150bn in the previous quarter and $2.994bn for the same quarter a year ago, resulting in a Net Debt to Adjusted EBITDA ratio of 1.95 times, compared with 2.02 times at the end of March 2015. Debt levels remain well below the covenant of net debt to adjusted EBITDA of 3.5 times and will decline to 1.5 times following the receipt of the cash proceeds on the disposal of CC&V post the quarter end. The net debt and net debt to adjusted EBITDA ratio at 30 June 2015, including the CC&V gross proceeds of $819.4m and estimated transaction costs of $12m, reduces on a pro forma basis respectively from $3,076m to $2,269m and from 1.95 to 1.44 times.

Summary of quarter-on-quarter operating and cost improvements:

Particulars	Q2 2015	Q2 2014*	Change Year- on-Year
Operating review Gold
Production from continuing operations (kozs)	950	1,049	-9%
Production from discontinued operations (kozs)	57	49	16%
Production from continuing and discontinued operations (kozs)	1,007	1,098	-8%
Continuing Operations
Gold price received ($/oz)	1,192	1,289	-8%
Total cash costs ($/oz)	718	833	-14%
Cost of sales ($m)	830	1,005	-17%
Corporate & marketing costs ($m) **	24	20	20%
Exploration & evaluation costs ($m)	31	32	-3%
All-in sustaining costs ($/oz) ***	928	1,052	-12%
All-in costs ($/oz) ***	1,021	1,155	-12%
Adjusted EBITDA ($m)	391	372	5%
Continuing and discontinued operations
Loss attr - equity shareholders ($m)	(142)	(80)	-78%
Cash inflow from operating activities ($m)	323	336	-4%
Capital expenditure ($m)	230	311	-26%

*   CC&V has been disclosed as a discontinued operation and the comparative results have been restated.

**  Includes administration and other expenses.

*** World Gold Council standard, excludes stockpiles written off.

4

UPDATE ON CRIPPLE CREEK & VICTOR

As previously advised on 31 March 2015, the company initiated a plan to identify a joint venture partner or purchaser in respect of its interest in the CC&V mine in Colorado in the United States. On 8 June 2015, the company announced that it had agreed to sell CC&V to Newmont Mining Corporation for $820m in cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on 3 August 2015, the transaction closed and the company received proceeds of $819.4m, which factored in estimated closing adjustments (refer note 15).

UPDATE ON SADIOLA AND YATELA

As advised previously, the company announced its plan to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. In light of the present gold price environment, the potential buyer IAMGold Corp is reviewing all its capital spending programmes, including future development projects. Therefore, negotiations relating to the potential disposal of Sadiola and Yatela have been suspended until further notice. AngloGold Ashanti will continue to mine and process the Sadiola oxides, which are expected to continue into 2016.

SOUTH AFRICA WAGE TALKS

AngloGold Ashanti, together with the largest employers and producers in South Africa’s gold sector, is currently negotiating a new wage agreement with labour unions representing most of the industry’s collective workforce. This year’s negotiations come at a challenging time for South Africa’s gold industry - gold prices remain almost 30% below their peak reached in 2011, tariff increases for water and electricity have risen by multiples of the inflation rate while wage increases have also continued to outpace inflation.

The industry has looked for ways to absorb these cost increases amid declining grades and diminishing productivity levels, with lower overall employment levels an unfortunate but unavoidable consequence. At current gold prices, much of the sector is close to, or below break-even levels, placing still more jobs at risk. Over the past decade, according to the Chamber of Mines, the average annual wage for an employee in the sector has risen by 180% to around R196,298 per year, while the total number of employees in the sector fell by a third to about 119,000 people. Over that same period, South Africa’s gold production fell by an average annual decline of 8.2%.

Leadership of these gold companies have sought to reach a new accord with employees and their labour unions to arrest this downward spiral and restore the industry to a more sustainable long-term footing. It is crucial for the future of one of South Africa’s key economic contributors, and indeed for individual mines and their employees, given that companies cannot be expected to persist with unprofitable operations.

The companies represented in the negotiations made an initial ‘firm offer’ on 29 June 2015, which included a R750 a month (13%) increase on basic salaries for entry level employees, plus the attached medical and other benefits that accrued to that increase. On 30 July 2015, after additional negotiation, the companies made a final offer to employees in a bid to secure a three-year agreement. Whilst the offers differed between some of the companies, depending on the unique economic circumstances of each, AngloGold and Sibanye, which between them employ 70% of people in the bargaining unit, agreed to provide a payment of R1,000 per employee each year for three years. This amount would not attract benefits. In addition, the monthly housing allowance would be increased by R100, or 5%, in the first year of the proposed three-year agreement. Through this final offer, each of the companies had ensured that the guaranteed pay of entry level employees would reach R12,800 and R13,200 per month in the third year of the agreement. The offer, which was made on the basis that it be accepted by all unions, was subsequently rejected and so withdrawn by the companies, which reverted to the original, ‘firm offer’ made on 29 June. The two major unions have subsequently declared a formal dispute with the companies. In line with the companies’ recognition agreements and the Labour Relations Act, engagement will now continue in a mediated process under the auspices of the Commission for Conciliation, Mediation and Arbitration (the CCMA). This mechanism is one that has delivered meaningful engagement and negotiated settlements over many decades.

AngloGold Ashanti remains committed to reaching a mutually beneficial agreement with its employees in order to avoid any potentially damaging disruption to operations that could result in further lasting harm to the industry and those that rely on it for a living. An agreement, however, must be made with the long-term sustainability of the industry in mind.

OPERATING HIGHLIGHTS

The South Africa region produced 261,000oz at a total cash cost of $879/oz for the second quarter of 2015 compared to 319,000oz at a total cash cost of $863/oz in the same quarter last year. The region is showing early signs of recovery despite having been severely affected by a range of safety stoppages across its operations with lost production approximating 23,000 ounces. Mponeng was most affected due to the fatalities at the mine in the preceding quarters and the resultant slow resumption of operations. Despite currency weakness and concerted efforts to contain inflationary pressures, the total cash costs were adversely impacted by lower production levels and higher winter power tariffs.

Production at West Wits was 114,000oz at a total cash cost of $856/oz compared to 144,000oz at a total cash cost of $794/oz in the same quarter last year. The second quarter’s performance was negatively impacted by safety-related disruptions predominantly at Mponeng mine. This was partially alleviated by an improvement of 16% in grade year-on-year at TauTona due to lower waste tonnage throughput and treatment of TauTona’s tons at Mponeng plant, which aided gold recovery. TauTona’s cash costs improved by 8% compared to the same quarter last year as the mine embarked on a number of initiatives to combat cost challenges, including the increase in energy tariffs. A full operational, capital and off-mine cost remodelling is currently underway at Mponeng. Certain areas, previously developed above the 120 level at Mponeng were taken out of the plan for safety reasons, driven by seismicity risks. A revised plan is in place, having started last quarter, aimed at addressing the seismicity challenges as well as ventilation constraints.

Production from the Vaal River operations was 97,000oz at a total cash cost of $854/oz compared to 120,000oz at a total cash cost of $875/oz in the same quarter last year. Production performance within the region was negatively affected by regulatory safety related stoppages, whilst production at Moab Khotsong was lower compared to the same quarter last year as a result of lower face values caused by moving out of high grade areas mainly due to seismicity. The ore pass blockage reported at Kopanang in the previous quarter was successfully cleared towards the latter part of the previous quarter. The requisite controls were operational from the end of May 2015 and the mine is now operating to capacity. Moab Khotsong, remained the lowest cost producer for the South African region at a total cash cost of $811/oz. Great Noligwa shaft is in the process of being placed in care and maintenance as related mining has been consolidated into Moab Khotsong.

5

Surface Operations’ production was 46,000oz at a total cash cost of $988/oz, compared to 55,000oz at a total cash cost of $1,016/oz in the same quarter last year. Production was impacted by a variety of factors including, the higher intake of low-grade Kopanang marginal ore dump (MOD) material, changes in the transportation of ore to mitigate rail logistic challenges, plant maintenance, the unavailability of infrastructure linked with comminution and lower production days compared with the same period last year. The average grade of the MOD material processed in the current quarter was lower than the same quarter last year due to the depletion of high-grade Great Noligwa mine’s MOD material. At Mine Waste Solutions, the surface-dump retreatment operation, the main focus during the quarter was the optimisation of the flotation circuit to augment concentrate generation feeding the uranium plant.

The Continental Africa region produced 368,000oz at a total cash cost of $638/oz for the second quarter of 2015 compared to 395,000oz at a total cash cost of $846/oz in the same quarter last year. The region’s solid performance was mainly driven by Geita, Iduapriem, Morila, and Kibali. The Geita mine continues to deliver strong operational performance, Iduapriem resumed full-scale mining, Kibali is now at full ramp-up stage having fully commissioned the oxide plant, and Morila surprised on the upside with high grades from the satellite pit. The region achieved AISC of $778/oz, the lowest for the group and the lowest for Continental Africa region since the first quarter of 2010. The reduction in overall costs for the region is largely a result of increased production, cumulative benefits of the cost management initiatives focusing on efficiencies and lower fuel costs.

In the Democratic Republic of Congo, Kibali’s production was 75,000oz at a total cash cost of $547/oz compared to 41,000oz at a total cash cost of $717/oz in the same quarter last year. Production was 83% higher as a result of a 20% increase in plant recovery rate and 39% increase in tonnage throughput with consistent plant operations. This was assisted by commissioning the oxide plant, and the commencement of operational ramp-up together with the start of underground mining which delivered above plan and is well positioned to continue the expected ramp-up in the second half of the year, thereby also leading to a 32% increase in recovered grade. Total cash costs were 24% lower than same quarter last year due to increased production.

In Ghana, Iduapriem’s production was 48,000oz at a total cash cost of $1,029/oz compared to 47,000oz at a total cash cost of $911/oz in the same quarter last year. The increase in production was a result of a 2% increase in recovered grade. Tonnage throughput in the current quarter has stabilised following the SAG mill upgrade towards the end of last quarter. Total cash costs increased by 13% mainly due to the resumption of mining operations following the stockpile treatment plan when limited mining took place in the previous year.

Obuasi’s production was 14,000oz at a total cash cost of $1,068/oz. Production is currently delivered from surface operations and tailings maintenance activities. As the mine is at limited operating phase, following the suspension of underground mining operations in the previous year, in line with the Amendment to the Programme of Mining Operations (APMO), the current quarter’s operational performance is not comparable to the same quarter last year.

In the Republic of Guinea, Siguiri’s production was 68,000oz at a total cash cost of $791/oz compared to 80,000oz at a total cash cost of $777/oz in the same quarter last year. The reduction in production was a result of a planned decrease in recovered grade due to depletion of higher grade ore sources in the previous year, partly offset by a 6% increase in tonnage throughput. Total cash costs were higher than the previous period reflecting the impact of the lower recovered grade. This was partly offset by favourable exchange rate effects and lower production input costs especially lower fuel prices.

In Mali, production at Morila was 14,000oz at a total cash cost of $618/oz compared to 10,000oz at a total cash cost of $1,137/oz in the same quarter last year. Production increased by 40% as a result of the higher grade tonnes sourced from the satellite pit commissioned in the latter part of last year. Consequently, total cash costs decreased by 46%.

Production at Sadiola was 17,000oz at a total cash cost of $801/oz compared to 23,000oz at a total cash cost of $957/oz in the same quarter last year. The decrease in production was caused by a planned 24% decrease in recovered grade as a result of limited operational flexibility in the oxide operations as availability of higher grade oxide ore declines. Total cash costs decreased by 16% due to lower processing and general & administration costs, together with the cumulative benefit of the cost management initiatives implemented in the previous year.

Yatela accelerated the transition to full closure in the current period with no reportable operational metrics.

In Tanzania, the Geita mine production was 132,000oz at a total cash cost of $405/oz compared to 110,000oz at a total cash cost of $667/oz in the same quarter last year. Production increased by 20% as a result of the 11% increase in recovered grade realised from accessing the higher grade ore sources stripped in the Nyankanga pit in the previous year, together with an 8% increase in plant throughput due to higher mill efficiency and softer ore. Total cash costs decreased by 39% primarily as a result of the higher production, the efficiency of lower mining unit costs together with the benefits of lower fuel and reagent prices.

The Americas produced 182,000oz at a total cash cost of $662/oz for the second quarter of 2015 compared to 229,000oz at a total cash cost of $765/oz in the same quarter last year. The region’s performance was somewhat dampened by decreased production from Anglogold Ashanti Mineração, which during the quarter, had lower feed grades following changes in the mining plan. This was partially offset by a 16% increase in production from CC&V as well as higher grades and more tonnes treated in Argentina. The costs in the Americas decreased mainly due to higher by-product credits and local currency depreciation. Annual wage negotiations in Brazil and Argentina, which had started early in July 2015, have been concluded, with all parties reaching an agreement in early August 2015.

In Argentina, Cerro Vanguardia’s production was 70,000oz at a total cash cost of $632/oz compared to 62,000oz at a total cash cost of $682/oz in the same quarter last year. Production was 13% higher mainly due to the effect of higher production from the heap leach and other operational efficiencies. The mine also treated higher grades and more tonnes during the quarter. Cash costs benefited from the higher by-product credits derived from higher volumes sold, in addition to which the average exchange rate also contributed positively. Lower rehabilitation charges were due to an increase in the discount rate and also positively impacted improved costs. However, these favourable effects were partially offset by higher equipment and vehicle maintenance costs, higher explosives consumption and high costs from the heap leach due to higher volume of material processed.

Cost savings initiatives continued during the quarter, which were oriented towards efficiencies and production improvements including underground mine expansion, increased mill throughput and silver recovery, and capex savings. Additionally, production improvements are being analysed with a view to increasing the production profile going forward.

6

In Brazil, production was 113,000oz at a total cash cost of $681/oz in the second quarter of 2015 compared to 118,000oz at a total cash cost of $759/oz in the same quarter last year. At AngloGold Ashanti Mineração, production was 83,000oz at a total cash cost of $656/oz compared to 88,000oz at a total cash cost of $717/oz in the same quarter last year. Production was adversely impacted by both lower feed grades and tons treated following changes of the mining plan.

Mining plan changes are expected to be implemented with a view to improving tonnage in higher grade areas and shaft haulage performance. At the Córrego do Sítio complex, changes in the geological modelling at both Oxide and Sulphide (Mina II) mines affected the mining plan for the first half of the year which led to a review to identify actions in both mines for production recovery as planned for the second half of the year.

Serra Grande’s production was at 30,000oz at a total cash cost of $749/oz compared to 30,000oz at a total cash cost of $879/oz in the same quarter last year. Production remained unchanged from the same quarter last year; however, it was lower than the previous quarter as a result of both lower feed grade and tonnage treated, in line with plans. Total cash costs were lower as the mine maintained gold production levels and as a consequence of inventory movements, as well as the positive effects resulting from the depreciation of the Brazilian Real.

The limited availability of the heavy mechanised equipment fleet affected production in the first half of the year. Mining of higher grade ore at Mina III and increased mining from Open Pit Orebody V are expected in the latter part of the year. However, high inflation rates in Brazil and the threats of power rationing due to the rainy season early in the year which poses a risk to both costs and production. Plans are being developed and implemented to mitigate these risks.

The Australia region produced 139,000oz at a total cash cost of $727/oz for the second quarter of 2015 compared to 155,000oz at a total cash cost of $850/oz in the same quarter last year.

Sunrise Dam’s production was 58,000oz at a total cash cost of $947/oz compared to 62,000oz at a total cash cost of $1,308/oz in the same quarter last year. Production was lower due to lower than anticipated mined grades. The mine delivered 683,000t during the quarter, and cost management measures continued to deliver improvements in underground mining unit costs. A total of 963m of underground capital development and 1,975m of operational development were completed during the quarter, at an average rate of 920m of development per month. Mill throughput was 937,000t, with good plant availability.

Tropicana’s production was 81,000oz at a total cash cost of $533/oz compared to 93,000oz at a total cash cost of $498/oz in the same quarter last year. Gold production was lower as a result of lower throughput and lower head grade. Mill throughput of 1.00 Mt was impacted by planned maintenance on major components of the processing plant including refurbishment of the primary crusher, a mill reline and the first change of the HPGR rolls, which have exceeded wear-life expectations. Head grades decreased over the period by approximately 9% in line with the mine’s grade streaming approach. The average gold recovery remained constant at ~90%.

Total cash costs increased partly due to the lower production and increased costs in processing and maintenance.

Mining productivity continued to improve with total movement and ore volumes ahead of plan.

SAFETY

Safety control measures and efforts to eliminate accidents within workplaces continued to show strong commitment in safety performance. AngloGold Ashanti reported an all injury frequency rate of 7.32 per million hours worked for the quarter, the broadest measure of safety performance, compared to 6.82 the same quarter last year. The year-on-year AIFR reflects an increase due to restatements which resulted from injury reclassifications in some of the operations. These were due to injury reclassifications and/or progression of injury severity. However, the AIFR improved 4% from 7.66 per million hours worked last quarter.

For the first time in the 58-year history at TauTona, the mine achieved two years without any fatality accident on the 27 May 2015 whilst Moab Khotsong achieved 2 million fatality-free shifts on 26 June 2015 for the first time in the mine’s history. Regrettably, on the last day of the quarter there was a fatality at the Kopanang mine in South Africa. We continuously build and maintain organisational safety capabilities and capacity in the areas of Safety Leadership, Hazard and Risk Management, and Incident Investigation. Safety is our highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment and a sustainable resilient safety ethos within our organisation in line with our values.

UPDATE ON CAPITAL PROJECTS

Obuasi

The Feasibility Study is tracking well, with the first draft complete and a detailed optimisation process under way as planned. The current limited operating phase, which includes the processing of old tailings, is also progressing according to plan, whilst the development of the Obuasi Deeps Decline is continuing as scheduled. The diamond drilling programme, aimed at enhancing confidence in the mineral resource, is also on track. Our proactive community engagement programme, through the Community Consultative Councils continues to provide updates to the community and all other stakeholders. AngloGold Ashanti will continue to engage with the Government of Ghana and the relevant regulators regarding the investment framework that will prevail in the event of the reopening of Obuasi, and discussions with potential joint venture partners will continue in parallel with these talks.

We believe that Kibali is well positioned to continue the expected ramp up in the second half of the year. The paste plant was completed and commissioned during the quarter, enabling backfilling of the first primary stope. The construction of Ambarau, the second, 11MW hydropower station made substantial progress during the quarter and the first power generation is expected to be delivered in the third quarter. Work has also been initiated on Azambi, the third hydropower station, with commissioning of the 11MW facility expected early in 2017. The additional carbon regeneration facility was commissioned during the quarter, ahead of schedule. Work continued on the decline development on schedule during the quarter and production from the upper level stopes continued according to plan. Sinking of the vertical shaft recommenced as planned, with a further 6m sunk and 4m developed in the box-cut. The total shaft depth is now at 728m. The shaft completion remains ahead of schedule, with shaft bottom expected to be reached in the third quarter.

In Australia, the Gas Pipeline Project continued during the quarter as the APA group (APA) carries out the construction work on the 293km long Eastern Goldfields Pipeline. The pipeline was in ground to the half-way mark at the end of the quarter. Rehabilitation of the access track had commenced. End of line facility construction at each mine started during the quarter, including expansion of the power station hall at Sunrise Dam. The project is on schedule.

7

In South Africa, in the Mponeng Phase I project, a mechanised secondary support strategy was implemented which delivered encouraging results with the first unit achieving the milestone of 780m²/rig/month. Two units were assembled during the quarter although behind schedule, with the last unit expected to be commissioned during the third quarter. However, the slower than anticipated secondary support installation rates, in conjunction with the safety stoppages experienced since last year (116 days lost to the project since February, 2014), resulted in schedule slippage causing a delay and extending the project into 2017. A revised plan is underway to address the project challenges which included seismicity as well as ventilation constraints. Thus far, raise boring of the ventilation hole was completed during the quarter.

The Mponeng Phase 2 project continued with planned activities towards the commencement of development in the ramp area (critical path), including the construction of the ice dam, ice hole equipping between 89 and 120 levels, secondary support, as well as 119 level development to create tipping infrastructure. The holing of the ice dam between 120 and 121 levels was concluded during the quarter.

TECHNOLOGY AND INNOVATION UPDATE

1.	Progress on Reef Boring

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2
Number of machines	0	1	1	1	1	1
Number of holes drilled	0	5	4	7	11	7
Number of machines	1	3	4	4	3	4
Number of holes drilled	4	12	22	23	18	33

1.1	Small range:

Drilling at Kopanang in the Vaal reef has proven to be more successful than in the C-Reef at Great Noligwa. The required drilling speeds of 4m/hour have been achieved and focus is expected to continue on enhancing accuracy.

1.2	Medium range:

The MK II machine was returned to TauTona after being refurbished to MK III specifications. Sledges installed on all three MKIII machines have contributed to an overall increase in the performance of the machines. The aim now is to achieve 72hours/hole, and accordingly, the following actions were identified with emphasis on the MKIII machines at TauTona:

¡	Assess rod handlers on the machines to assist with installation and removal of drilling rods
¡	New designs for mechanical anchoring investigated to improve set-up times
¡	Hydraulic transportation of drill chippings.

1.3	Machine manufacturing:

The MK IV machine has been delivered at TauTona.

2.	Ore body knowledge and exploration

The fit for purpose Bohrmeister drill rig designs have been approved and manufacturing has commenced. The new rig is expected to be delivered to TauTona mine in November, with drilling expected to start in January 2016.

3.	Ultra High Strength Backfill (UHSB)

During the second quarter, different trials were run at surface to achieve a 1,000m horizontal pumping distance, with the target achieved of 1,000m at 7m3/hour. Further trials will be conducted with the mixture temperature increased to simulate underground conditions.

Three prototype production machines at TauTona continue to make progress towards the desired drilling efficiencies. Narrow-reef drilling at Kopanang is progressing well with less cutter-head deflection than experienced when drilling the C-reef at Great Noligwa. Reverse Circulation drilling depth and penetration rates have met original specifications and work is now expected to commence to refine drilling accuracy. Ultra-high strength backfill test work continues to yield improved design capabilities with greater pumping distances and increased mixing volumes being proven possible.

EXPLORATION UPDATE

Exploration and evaluation costs during the second quarter of 2015 were $31m compared to $32m during the same period in 2014.

BROWNFIELDS EXPLORATION

A total of 140,454m of diamond and reverse circulation (RC) drilling was completed.

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong Mine and three at Mponeng (WUDLs).

In Tanzania, a total of 3,330m of exploration drilling was completed and was focused on infill drilling at Nyankanga Cut 8, Mineral Resource delineation at Matandani North and Geita Hill UG, as well as metallurgical drilling at Matandani pit and the initiation of a Vertical Seismic Profiling (VSP) hole at Geita Hill. Exploration also supported 977m of sterilisation drilling at WD12. A total of 3 RC holes (201m) and 7 DD holes (1,015m) were completed at Nyankanga Cut 8. Mineral Resource delineation drilling commenced at Geita Hill, aiming at delineating down dip extensions of the Geita Hill ore body for potential underground mining. The first hole was completed (517m). Assay results confirmed the continuation of a high grade zone in the down-dip projection of the ore zone.

8

In Guinea, at Siguiri Gold Mine, 165 holes were drilled (18,061m). This drilling comprised aircore (AC), reverse circulation (RC) and diamond drilling (DD) holes drilled in fresh rock infill of Block 1 pits and oxide reconnaissance in Blocks 1, 2 and 3. An additional 958m of sterilisation drilling was completed at Boukaria. Progress was affected by drill pad availability, which requires extensive backfilling and dewatering. Assay results returned to date support the current block model with several intersections better than predicted. Limited Toubani (389m) and Kami (861m) below-pit infill was also completed and also returned a number of positive intersections. Infill drilling was also completed in some of the deeper portions of Seguelen PB2 (1,809m). At Sokunu, 2 of the remaining 4 planned holes were completed to infill the southwest margin. Reconnaissance field mapping continued in Block 1 at Seguelen East and Silakoro, and at the Dragon Target in the west of Block 3. The Foulata drilling programme in Block 2 was completed (953m).

In Ghana, at Obuasi Gold Mine, no exploration work was conducted. At Iduapriem, auger drilling on the north heap leach pad was completed and all results have been received. Thereafter, geological mapping in Bankyem Line (Block 1 Extension) continued this quarter.

In the DRC at Kibali, Mineral Resource conversion drilling was conducted at Gorumbwa, Mengu Hill and Megi. Subsequent to the phase 1 drilling completed in last quarter, a revised Mineral Resource estimate was completed for Megi. Follow up exploration programmes will be required. At Durba Hill, immediately west of the KCD pit, anomalous trench results were drill tested. The results were positive and further drilling is planned.

Seven higher-priority ranked targets were identified along the KZ structure, based on the potential to host a new multi-million ounce standalone deposit or an economic satellite deposit. More details and results are contained in the report available on the website.

In Argentina, drilling activities continued in the quarter at Cerro Vanguardia with 20,290m completed. Field work with trenching and channel sampling to advance targets to drill stage continued.

In Brazil, exploration continued at the Cuiabá, Lamego and Córrego do Sítio production centers for AGABM with 15,740m drilled collectively in the surface and underground drilling programmes during the quarter. Drilling production was adversely impacted by mechanical availability of the underground drills. The focus remains on Mineral Resource conversion. Geological modelling continued for near mine target generation. At Serra Grande, 15,630m of drilling was completed as infill drilling programmes continued in the Mineral Resource conversion programmes. Mapping and sampling were in progress for target delineation.

In Colombia, drilling started to test targets generated from soil sampling within the Gramalote JV tenements and infill drilling in the saprolite horizon; 1,460m of drilling were completed during the quarter. At La Colosa, 1,810m were drilled during the quarter as the site investigation, hydrology and geotechnical programmes for the year continued. The Quebradona JV programme continued with 3,090m drilled during the quarter. The focus remains on infill and delineation drilling for the higher grade copper-gold mineralisation in the upper part of the deposit.

In the United States, 17,525m were drilled during the quarter, as part of the ongoing programme to add new tonnage for the VLF facilities and confirm high grade targets outside and below the current open pit designs. This work will be handed over to Newmont following the sale of the CC&V mine.

At Sunrise Dam in Australia, exploration was focussed on Mineral Resource extension and infill for the underground Mineral Resource utilising diamond coring (12,686m). During the quarter drilling targeted Vogue, GQ South, Carey Shear Zone, Hammerhead (HMH) East, Cosmo North and Cosmo East and Dolly Corridor. Testing of the geological and mineralisation models in the Carey Shear and Hammerhead East areas proved successful. GQ South shows some potential to the south and down-dip. No substantial development mapping was done in the Vogue area due to active development and establishment of the Vogue ventilation circuit. Aircore drilling (6,456m) commenced at the Kraken Project, situated over the western extents of the Lake Carey playa salt lake system, approximately 10km east. Several target areas comprising favourable geological and structural positions are being drill tested beneath lake cover sequences.

At Tropicana, drilling continued in the immediate mine environs, with diamond holes testing targets at the Havana North, Tropicana Extensions and Havana South / Crouching Tiger areas. A total of 3,870m of RC and 8,024m of DD drilling were completed.

GREENFIELDS EXPLORATION

Greenfields exploration activities during the second quarter were undertaken in Australia, Colombia and Brazil. Greenfields Exploration completed 6,530m of diamond and RC drilling. Total expenditure for the quarter was $6m.

In Colombia, work focused on the Guintar project (100% AngloGold Ashanti) which is situated 40km west of Medellin. Mapping has outlined an extensive alteration system in sediments overlaying a dioritic porphyry intrusion. The intrusion is associated with both porphyry Cu/Au and epithermal gold occurrences. Surface sampling has produced +0.5g/t Au to +10g/t Au rock samples. Drill permitting activities are currently underway with drilling planned for the third quarter.

In Australia, at the Tropicana JV (AngloGold Ashanti 70%) a total of 10,907m of aircore (AC), 4,333m of reverse circulation (RC) and 833m of diamond drilling (DD) was completed across the Madras, Masala and southern Tropicana Belt prospects located 25 km to 40 km south of the Tropicana Gold Mine. At the Mullion Project in New South Wales, pole-dipole Induced Polarisation (IP) ground geophysical surveying was completed over six target areas for a total of 23line kilometres. Several subtle chargeable anomalies were identified during the survey and are expected to be diamond drill tested during the third quarter.

In Brazil, 1,364m of diamond drilling was completed at Pe Quente (Graben JV, 51% AngloGold Ashanti). Assay results have been received, with relatively widespread, anomalous but sub-economic, gold values associated with phyllic (sericite – pyrite) alteration or zones of silicification over variable widths returned. A full review of the project is in progress which will incorporate all historical and recent gold and multi-element analytical results prior to defining the next steps.

9

Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and six months ended 30 June 2015 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 11 to 39, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and six months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and six months ended 30 June 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

13 August 2015

A member firm of Ernst & Young Global Limited.

A full list of Directors is available on the website.

Chief Executive: Ajen Sita

10

Group income statement

		Quarter ended June 2015	Quarter ended March 2015	Quarter ended June 2014	Six months ended June 2015	Six months ended June 2014

US Dollar million	Notes	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Revenue	2	1,059	1,068	1,289	2,127	2,587

Gold income	2	1,014	1,032	1,252	2,046	2,515

Cost of sales	3	(830)	(822)	(1,005)	(1,652)	(1,974)

Gain (loss) on non-hedge derivatives and other commodity contracts		4	(7)	(6)	(3)	(22)

Gross profit		188	203	241	391	519

Corporate administration, marketing and other expenses		(24)	(22)	(20)	(46)	(45)

Exploration and evaluation costs		(31)	(28)	(32)	(59)	(62)

Other operating expenses	4	(22)	(21)	(7)	(43)	(12)

Special items	5	(1)	5	(17)	4	(24)

Operating profit		110	137	165	247	376

Interest received	2	6	8	6	14	12

Exchange loss		(7)	(14)	(8)	(21)	(14)

Finance costs and unwinding of obligations	6	(65)	(66)	(70)	(131)	(141)

Fair value adjustment on $1.25bn bonds		(35)	(31)	(31)	(66)	(101)

Share of associates and joint ventures’ profit (loss)	7	34	25	(85)	59	(66)

Profit (loss) before taxation		43	59	(23)	102	66

Taxation	8	(56)	(59)	(60)	(115)	(115)

Loss after taxation from continuing operations		(13)	-	(83)	(13)	(49)

Discontinued operations

(Loss) profit from discontinued operations	9	(125)	5	9	(120)	21

(Loss) profit for the period		(138)	5	(74)	(133)	(28)

Allocated as follows:

Equity shareholders

- Continuing operations		(17)	(6)	(89)	(23)	(62)

- Discontinued operations		(125)	5	9	(120)	21

Non-controlling interests

- Continuing operations		4	6	6	10	13

		(138)	5	(74)	(133)	(28)

Basic (loss) earnings per ordinary share (cents) (1)

Loss per ordinary share from continuing operations		(4)	(1)	(22)	(6)	(15)

(Loss) earnings per ordinary share from discontinued operations		(31)	1	2	(29)	5

Basic loss per ordinary share (cents)		(35)	0	(20)	(35)	(10)

Diluted (loss) earnings per ordinary share (cents) (2)

Loss per ordinary share from continuing operations		(4)	(1)	(22)	(6)	(15)

(Loss) earnings per ordinary share from discontinued operations		(31)	1	2	(29)	5

Diluted loss per ordinary share (cents)		(35)	0	(20)	(35)	(10)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and six months ended 30 June 2015 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter and six months ended 30 June 2015 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc.

11

Group statement of comprehensive income

	Quarter ended June 2015	Quarter ended March 2015	Quarter ended June 2014	Six months ended June 2015	Six months ended June 2014
		Restated	Restated		Restated
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

(Loss) profit for the period	(138)	5	(74)	(133)	(28)

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	3	(93)	(8)	(90)	(16)

Share of associates and joint ventures’ other comprehensive income	-	-	-	-	1

Net (loss) gain on available-for-sale financial assets	(2)	(5)	-	(7)	9

Release on impairment of available-for-sale financial assets	5	-	1	5	1

Release on disposal of available-for-sale financial assets	(1)	(1)	-	(2)	-

Deferred taxation thereon	-	1	-	1	(4)

	2	(5)	1	(3)	6

Items that will not be reclassified subsequently to profit or loss:

Actuarial (loss) gain recognised	(7)	12	6	5	16

Deferred taxation thereon	2	(3)	(2)	(1)	(4)

	(5)	9	4	4	12

Other comprehensive (loss) income for the period, net of tax	-	(89)	(3)	(89)	3

Total comprehensive loss for the period, net of tax	(138)	(84)	(77)	(222)	(25)

Allocated as follows:
Equity shareholders
- Continuing operations	(17)	(95)	(92)	(112)	(59)
- Discontinued operations	(125)	5	9	(120)	21
Non-controlling interests
- Continuing operations	4	6	6	10	13
	(138)	(84)	(77)	(222)	(25)

Rounding of figures may result in computational discrepancies.

12

Group statement of financial position

		As at June 2015	As at March 2015	As at December 2014	As at June 2014
US Dollar million	Notes	Reviewed	Reviewed	Audited	Reviewed

ASSETS

Non-current assets
Tangible assets		4,453	4,603	4,863	4,955
Intangible assets		188	200	225	270
Investments in associates and joint ventures		1,464	1,450	1,427	1,348
Other investments		120	119	126	144
Inventories		103	354	636	602
Trade and other receivables		19	18	20	23
Deferred taxation		5	116	127	187
Cash restricted for use		35	37	36	36
Other non-current assets		30	36	25	56

		6,417	6,933	7,485	7,621

Current assets
Other investments		2	2	-	-
Inventories		721	795	888	1,002
Trade and other receivables		207	263	278	356
Cash restricted for use		22	19	15	18
Cash and cash equivalents		459	362	468	604

		1,411	1,441	1,649	1,980
Non-current assets held for sale	15	989	479	-	-

		2,400	1,920	1,649	1,980

TOTAL ASSETS		8,817	8,853	9,134	9,601

EQUITY AND LIABILITIES

Share capital and premium	12	7,058	7,052	7,041	7,032
Accumulated losses and other reserves		(4,430)	(4,287)	(4,196)	(3,969)

Shareholders’ equity		2,628	2,765	2,845	3,063
Non-controlling interests		33	32	26	38

Total equity		2,661	2,797	2,871	3,101

Non-current liabilities
Borrowings		3,651	3,471	3,498	3,619
Environmental rehabilitation and other provisions		931	988	1,052	1,060
Provision for pension and post-retirement benefits		140	141	147	150
Trade, other payables and deferred income		6	11	15	14
Deferred taxation		556	565	567	607

		5,284	5,176	5,279	5,450

Current liabilities
Borrowings		79	199	223	187
Trade, other payables and deferred income		536	539	695	777
Bank overdraft		-	-	-	4
Taxation		58	49	66	82

		673	787	984	1,050
Non-current liabilities held for sale	15	199	93	-	-

		872	880	984	1,050

Total liabilities		6,156	6,056	6,263	6,500

TOTAL EQUITY AND LIABILITIES		8,817	8,853	9,134	9,601

Rounding of figures may result in computational discrepancies.

13

Group statement of cash flows

	Quarter ended June 2015	Quarter ended March 2015	Quarter ended June 2014	Six months ended June 2015	Six months ended June 2014
US Dollar million	Reviewed	Restated Reviewed	Restated Reviewed	Reviewed	Restated Reviewed

Cash flows from operating activities
Receipts from customers	1,078	1,036	1,317	2,114	2,544
Payments to suppliers and employees	(704)	(796)	(957)	(1,500)	(1,799)

Cash generated from operations	374	240	360	614	745
Dividends received from joint ventures	24	5	-	29	-
Taxation refund	-	-	-	-	38
Taxation paid	(65)	(46)	(34)	(111)	(104)

Net cash inflow from operating activities from continuing operations	333	199	326	532	679
Net cash (outflow) inflow from operating activities from discontinued operations	(10)	(9)	10	(19)	8

Net cash inflow from operating activities	323	190	336	513	687

Cash flows from investing activities
Capital expenditure	(172)	(141)	(214)	(313)	(395)
Expenditure on intangible assets	-	-	(3)	-	(3)
Proceeds from disposal of tangible assets	3	-	26	3	27
Other investments acquired	(23)	(32)	(22)	(55)	(48)
Proceeds from disposal of other investments	20	28	20	48	43
Investments in associates and joint ventures	(3)	(3)	(11)	(6)	(51)
Loans advanced to associates and joint ventures	(1)	(2)	(2)	(3)	(6)
Proceeds from disposal of subsidiary	-	-	105	-	105
Cash in subsidiary disposed and transfers to held for sale	-	(2)	3	(2)	2
(Increase) decrease in cash restricted for use	(1)	(7)	(3)	(8)	23
Interest received	6	7	7	13	11

Net cash outflow from investing activities from continuing operations	(171)	(152)	(94)	(323)	(292)
Net cash outflow from investing activities from discontinued operations	(22)	(27)	(43)	(49)	(82)

Net cash outflow from investing activities	(193)	(179)	(137)	(372)	(374)

Cash flows from financing activities
Proceeds from borrowings	129	61	76	190	90
Repayment of borrowings	(124)	(88)	(131)	(212)	(299)
Finance costs paid	(37)	(82)	(43)	(119)	(124)
Dividends paid	(2)	(2)	(3)	(4)	(3)

Net cash outflow from financing activities from continuing operations	(34)	(111)	(101)	(145)	(336)
Net cash outflow from financing activities from discontinued operations	-	(1)	(1)	(1)	(3)

Net cash outflow from financing activities	(34)	(112)	(102)	(146)	(339)

Net increase (decrease) in cash and cash equivalents	96	(101)	97	(5)	(26)
Translation	1	(5)	-	(4)	(2)
Cash and cash equivalents at beginning of period	362	468	503	468	628

Cash and cash equivalents at end of period (1)	459	362	600	459	600

Cash generated from operations
Profit (loss) before taxation	43	59	(23)	102	66
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(4)	7	6	3	22
Amortisation of tangible assets	186	164	179	350	355
Finance costs and unwinding of obligations	65	66	70	131	141
Environmental, rehabilitation and other expenditure	(10)	(6)	3	(16)	3
Special items	(2)	(12)	(9)	(14)	(4)
Amortisation of intangible assets	13	8	8	21	17
Fair value adjustment on $1.25bn bonds	35	31	31	66	101
Interest received	(6)	(8)	(6)	(14)	(12)
Share of associates and joint ventures’ (profit) loss	(34)	(25)	85	(59)	66
Other non-cash movements	11	5	27	16	40
Movements in working capital	77	(49)	(11)	28	(50)

	374	240	360	614	745

Movements in working capital
(Increase) decrease in inventories	(11)	46	12	35	27
Decrease (increase) in trade and other receivables	57	15	20	72	(15)
Increase (decrease) in trade, other payables and deferred income	31	(110)	(43)	(79)	(62)

	77	(49)	(11)	28	(50)

(1)	The cash and cash equivalents balance at 30 June 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $4m.

Rounding of figures may result in computational discrepancies.

14

Group statement of changes in equity

	Equity holders of the parent
	Share			Cash	Available		Foreign
	capital	Other	Accumu-	flow	for	Actuarial	currency		Non-
	and	capital	lated	hedge	sale	(losses)	translation		controlling	Total
US Dollar million	premium	reserves	losses	reserve	reserve	gains	reserve	Total	interests	equity

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Loss for the period			(41)					(41)	13	(28)

Other comprehensive income (loss)		1			6	12	(16)	3		3

Total comprehensive income (loss)	-	1	(41)	-	6	12	(16)	(38)	13	(25)

Shares issued	26							26		26

Share-based payment for share awards net of exercised		(5)						(5)		(5)

Dividends of subsidiaries								-	(3)	(3)

Translation			1					1	(1)	-

Balance at 30 June 2014	7,032	132	(3,101)	(1)	24	(13)	(1,010)	3,063	38	3,101

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Loss for the period			(143)					(143)	10	(133)

Other comprehensive (loss) income					(3)	4	(90)	(89)		(89)

Total comprehensive (loss) income	-	-	(143)	-	(3)	4	(90)	(232)	10	(222)

Shares issued	17							17		17

Share-based payment for share awards net of exercised		(2)						(2)		(2)

Dividends of subsidiaries								-	(3)	(3)

Translation		(5)	4		(1)	2		-	-	-

Balance at 30 June 2015	7,058	125	(3,248)	(1)	13	(34)	(1,285)	2,628	33	2,661

Rounding of figures may result in computational discrepancies.

15

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Six months ended
	June	March	June	June	June
	2015	2015	2014	2015	2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed

	US Dollar million

Gold income
South Africa	303	284	390	586	763
Continental Africa	456	464	535	920	1,067
Australasia	172	173	189	345	405
Americas	211	248	236	459	484

	1,142	1,169	1,351	2,310	2,719
Equity-accounted investments included above	(128)	(137)	(99)	(264)	(204)

Continuing operations	1,014	1,032	1,252	2,046	2,515
Discontinued operations	59	54	69	113	129

	1,073	1,086	1,321	2,159	2,644

Gross profit (loss)
South Africa	23	4	52	27	96
Continental Africa	121	117	113	239	232
Australasia	36	47	22	83	81
Americas	47	71	58	118	132
Corporate and other	1	1	(4)	2	(5)

	228	240	241	469	536
Equity-accounted investments included above	(40)	(38)	-	(78)	(17)

Continuing operations	188	203	241	391	519
Discontinued operations	10	6	11	16	28

	198	209	252	407	547

Capital expenditure
South Africa	52	44	68	96	119
Continental Africa	79	64	121	143	249
Australasia	22	20	24	42	51
Americas	55	41	55	96	84
Corporate and other	1	-	-	1	-

Continuing operations	209	169	268	378	503
Discontinued operations	21	26	43	48	82

	230	195	311	426	585
Equity-accounted investments included above	(36)	(27)	(52)	(64)	(105)

	194	168	259	362	480

		Quarter ended		Six months ended
	June	March	June	June	June
	2015	2015	2014	2015	2014

	oz (000)

Gold production
South Africa	261	239	319	500	609
Continental Africa	368	351	395	719	769
Australasia	139	143	155	282	310
Americas	182	195	180	377	364

Continuing operations	950	928	1,049	1,878	2,052
Discontinued operations	57	41	49	98	100

	1,007	969	1,098	1,976	2,152

		As at	As at	As at	As at
		June	March	December	June
		2015	2015	2014	2014

		Reviewed	Reviewed	Audited	Reviewed

		US Dollar million
Total assets
South Africa		2,031	2,018	2,124	2,303
Continental Africa		3,188	3,203	3,239	3,312
Australasia		842	837	906	1,073
Americas		2,335	2,426	2,409	2,340
Corporate and other		421	369	456	573

		8,817	8,853	9,134	9,601

Rounding of figures may result in computational discrepancies.

16

Notes

for the quarter and six months ended 30 June 2015

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.

Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2015. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.

Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.

2.	Revenue

	Quarter ended			Six months ended
	Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Gold income	1,014	1,032	1,252	2,046	2,515
By-products (note 3)	38	27	29	65	58
Royalties received (note 5)	1	1	1	2	2
Interest received	6	8	6	14	12
	1,059	1,068	1,289	2,127	2,587
3. Cost of sales
	Quarter ended			Six months ended
	Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Cash operating costs	633	612	808	1,245	1,513
By-products revenue (note 2)	(38)	(27)	(29)	(65)	(58)
	595	585	779	1,180	1,455
Royalties	27	26	34	53	70
Other cash costs	6	7	7	13	13
Total cash costs	628	618	820	1,246	1,538
Retrenchment costs	3	4	3	7	9
Rehabilitation and other non-cash costs	4	5	14	9	29
Production costs	635	627	837	1,262	1,576
Amortisation of tangible assets	186	164	179	350	355
Amortisation of intangible assets	13	8	8	21	17
Total production costs	834	799	1,024	1,633	1,947
Inventory change	(4)	23	(19)	19	27
	830	822	1,005	1,652	1,974

Rounding of figures may result in computational discrepancies.

17

4.	Other operating expenses

	Quarter ended			Six months ended
	Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Pension and medical defined benefit provisions	1	3	2	4	4
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	3	-	4	3	7
Care and maintenance costs	17	18	-	35	-
Other expenses	1	-	1	1	1
	22	21	7	43	12
5. Special items
	Quarter ended			Six months ended
	Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Impairment of other investments (note 10)	5	-	1	5	1
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 10)	-	-	(25)	-	(23)
Royalties received (note 2)	(1)	(1)	(1)	(2)	(2)
Indirect tax (recoveries) expenses and legal claims	(4)	(9)	12	(13)	12
Legal fees and other (recoveries) costs related to contract termination and settlement	-	(2)	3	(2)	9
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	-	6	-	6	-
Retrenchment and related costs	1	1	25	2	25
Loss on sale of Navachab (note 10)	-	-	2	-	2
	1	(5)	17	(4)	24
6. Finance costs and unwinding of obligations
	Quarter ended			Six months ended
	Jun	Mar	Jun	Jun	Jun
	2015	2015	2014	2015	2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Finance costs	60	60	64	120	128
Unwinding of obligations, accretion of convertible bonds and other discounts	5	6	6	11	13
	65	66	70	131	141
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended			Six months ended
	Jun	Mar	Jun	Jun	Jun
	2015	2015	2014	2015	2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
		US Dollar million
Revenue	131	141	121	272	238
Operating costs, special items and other expenses	(92)	(110)	(197)	(202)	(296)
Net interest received	1	2	1	3	3
Profit before taxation	40	33	(75)	73	(55)
Taxation	(6)	(8)	(4)	(14)	(5)
Profit (loss) after taxation	34	25	(79)	59	(60)
Net impairment of investments in associates and joint ventures (note 10)	-	-	(6)	-	(6)
	34	25	(85)	59	(66)

Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.

Rounding of figures may result in computational discrepancies.

18

8.	Taxation

	Quarter ended			Six months ended
	Jun	Mar	Jun	Jun	Jun
	2015	2015	2014	2015	2014
		Restated	Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
South African taxation
Mining tax	-	-	10	-	24
Non-mining tax	12	1	1	13	(2)
Prior year (over) under provision	-	(7)	7	(7)	5
Deferred taxation
Temporary differences	(5)	(17)	2	(22)	(18)
Unrealised non-hedge derivatives and other commodity contracts	1	(2)	(2)	(1)	(6)
	8	(25)	18	(17)	3

Foreign taxation
Normal taxation	62	43	38	105	82
Prior year over provision	-	-	(9)	-	(12)
Deferred taxation
Temporary differences	(14)	41	13	27	42
	48	84	42	132	112

	56	59	60	115	115

9. Discontinued operations
	Quarter ended			Six months ended
	Jun	Mar	Jun	Jun	Jun
	2015	2015	2014	2015	2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
Gold income	59	54	69	113	129
Cost of sales	(49)	(48)	(59)	(97)	(102)
Gain on unrealised non-hedge derivatives and other commodity contracts	-	-	1	-	1
Gross profit	10	6	11	16	28
Discontinued operations loss on disposal of assets (note 10)	(12)	-	-	(12)	-
Other expenses	(2)	(1)	(2)	(3)	(1)
(Loss) profit before taxation	(4)	5	9	1	27
Normal taxation	-	-	-	-	(6)
Deferred taxation	(121)	-	-	(121)	-
(Loss) profit from discontinued operations	(125)	5	9	(120)	21

10. Headline loss
	Quarter ended			Six months ended
	Jun	Mar	Jun	Jun	Jun
	2015	2015	2014	2015	2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million
The loss attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Loss attributable to equity shareholders	(142)	(1)	(80)	(143)	(41)
Net profit on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	-	-	(25)	-	(23)
Discontinued operations loss on disposal of assets (note 9)	12	-	-	12	-
Loss on sale of Navachab (note 5)	-	-	2	-	2
Impairment of other investments (note 5)	5	-	1	5	1
Net impairment of investments in associates and joint ventures (note 7)	-	-	6	-	6
Taxation - current portion	-	-	7	-	7
Taxation - deferred portion	(2)	-	-	(2)	(3)
	(127)	(1)	(89)	(128)	(51)

Headline loss per ordinary share (cents) (1)	(31)	0	(22)	(31)	(13)
Diluted headline loss per ordinary share (cents)	(31)	0	(22)	(31)	(13)

(1)	Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

19

11.	Number of shares

	Quarter ended			Six months ended
	Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each (1)	-	4,280,000	4,280,000	-	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	404,818,500	404,506,311	403,364,237	404,818,500	403,364,237
E ordinary shares in issue	-	-	690,984	-	690,984
Total ordinary shares:	404,818,500	404,506,311	404,055,221	404,818,500	404,055,221
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	404,689,301	404,164,937	403,259,109	404,428,567	403,029,051
E ordinary shares	-	-	699,769	-	698,794
Fully vested options	2,801,585	3,241,830	2,030,986	3,124,438	2,420,030
Weighted average number of shares	407,490,886	407,406,767	405,989,864	407,553,005	406,147,875
Dilutive potential of share options	-	-	-	-	-
Diluted number of ordinary shares	407,490,886	407,406,767	405,989,864	407,553,005	406,147,875

(1)	Shareholders approved cancellation of authorised E shares at the Annual General Meeting held on 6th May 2015.

12.	Share capital and premium

	As at
	Jun	Mar	Dec	Jun
	2015	2015	2014	2014
	Reviewed	Reviewed	Audited	Reviewed
	US Dollar Million
Balance at beginning of period	7,094	7,094	7,074	7,074
Ordinary shares issued	17	11	29	21
E ordinary shares issued and cancelled	-	-	(9)	-
Sub-total	7,111	7,105	7,094	7,095
Redeemable preference shares held within the group	(53)	(53)	(53)	(53)
E ordinary shares held within the group	-	-	-	(10)
Balance at end of period	7,058	7,052	7,041	7,032
13. Exchange rates
	Jun	Mar	Dec	Jun
	2015	2015	2014	2014
	Unaudited	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	11.91	11.75	10.83	10.67
ZAR/USD average for the quarter	12.08	11.75	11.22	10.51
ZAR/USD closing	12.16	12.13	11.57	10.63

AUD/USD average for the year to date	1.28	1.27	1.11	1.09
AUD/USD average for the quarter	1.29	1.27	1.17	1.07
AUD/USD closing	1.30	1.31	1.22	1.06

BRL/USD average for the year to date	2.97	2.87	2.35	2.30
BRL/USD average for the quarter	3.07	2.87	2.54	2.23
BRL/USD closing	3.10	3.21	2.66	2.20

ARS/USD average for the year to date	8.82	8.69	8.12	7.83
ARS/USD average for the quarter	8.95	8.69	8.51	8.05
ARS/USD closing	9.09	8.82	8.55	8.13
14. Capital commitments
	Jun	Mar	Dec	Jun
	2015	2015	2014	2014
	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	161	274	178	325

(1)	Includes capital commitments relating to associates and joint ventures.

Rounding of figures may result in computational discrepancies.

20

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15.	Non-current assets and liabilities held for sale

Cripple Creek and Victor mine (CC&V)

Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V gold mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.

At 31 March 2015, the company assumed that it is reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation was possible and thus accounted for 50% of the assets and liabilities as held for sale. On 8 June 2015, the company announced that it had agreed to sell 100% of CC&V to Newmont Mining Corporation for $820m in cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on 3 August 2015, the transaction closed and proceeds of $819.4m were received, which factored in estimated closing adjustments.

	As at
	Jun	Mar
	2015	2015
	Reviewed	Reviewed
The carrying amount of major classes of assets and liabilities include:
Tangible assets	308	143
Inventories	676	334
Other	5	2

Assets held for sale	989	479

Provisions	115	58
Trade and other payables	71	28
Other	13	7

Liabilities held for sale	199	93

Net assets held for sale	790	386

16.	Financial risk management activities

Borrowings

The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at
	Jun	Mar	Dec	Jun
	2015	2015	2014	2014
	Reviewed	Reviewed	Audited	Reviewed
Carrying amount	3,730	3,670	3,721	3,806
Fair value	3,725	3,627	3,606	3,822

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

21

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Jun 2015				Mar 2015				Dec 2014				Jun 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities	42	-	-	42	45	-	-	45	47	-	-	47	60	-	-	60
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,440	-	-	1,440	1,378	-	-	1,378	1,374	-	-	1,374	1,457	-	-	1,457

17.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2015 and 31 December 2014 are detailed below:

Contingencies and guarantees
	Jun 2015	Dec 2014
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Litigation – Ghana (3) (4)	97	97
ODMWA litigation (5)	183	192
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (6)	27	32
VAT disputes – Mineração Serra Grande S.A.(7)	13	15
Tax dispute - AngloGold Ashanti Colombia S.A.(8)	152	162
Tax dispute - Cerro Vanguardia S.A.(9)	44	53
Sales tax on gold deliveries – Mineração Serra Grande S.A. (10)	-	-

Contingent assets
Indemnity – Kinross Gold Corporation (11)	(8)	(9)
Royalty – Tau Lekoa Gold Mine (12)	-	-
Royalty – Navachab (13)	-	-
Royalty – CC&V (14)	-	-
	508	542

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. AGAG timely filed its submission with the Court of Appeal on 7 July 2015 and awaits a ruling.

(4)

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as

22

economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency (EPA) to undertake environmental and chemical assessments in the areas around the PTP. However, the plaintiffs subsequently informed the Court that the EPA will not be able to conduct such assessments, and the matter was adjourned to 19 October 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(5)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. DRDGold, ARM and Village Main Reef have also joined the industry working group. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry. These legal proceedings are being defended, and the status of the proceedings are set forth below.

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony, DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.

If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).

Arguments in the class action certification are scheduled to be heard during the weeks of 12 and 19 October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m (2014: $7m). On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4m (2014: $4m). On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $95m (2014: $100m). On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $78m (2014: $81m).

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration is scheduled to commence on 19 April 2016 when the first 31 claims will be addressed. No hearings have been scheduled on the other individual claims.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(6)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $15m (2014: $18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2014: $14m). Management is of the opinion that these taxes are not payable.

(7)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $13m (2014: $15m).

23

(8)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $25m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $127m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision, but in November 2014 DIAN affirmed its earlier ruling. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.

(9)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $12m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $32m (2014: $39m). CVSA and AFIP have corresponded on this issue over the past two years as previously disclosed, and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA’s most recent submission to the government (filed on 9 March 2015), was rejected by the AFIP in early June 2015. CVSA subsequently filed an appeal with the Tax Court on 19 June 2015.

(10)

Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided formal confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above, at 30 June 2015, the company has estimated that the maximum contingent asset is $8m (2014: $9m).

(12)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 562,280oz (2014: 507,471oz) produced have been received to date.

(13)

Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(14)

Royalty – As a result of the sale of CC&V as announced on 8 June 2015, AngloGold Ashanti will receive a net smelter return paid quarterly in arrears at the rate of 2.5% of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced in the relevant quarter from (i) underground mining operations at CC&V and (ii) open pit mining operations which were not part of AGA’s most recent open pit mining business plan for CC&V where such open pit mining operations extract ore having a grade of at least 0.1166 troy ounces per ton.

18.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Jun 2015 US Dollar million
Recoverable value added tax	8
Appeal deposits	1

19.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

20.	Announcements

AngloGold Ashanti Sells CC&V for $820m Plus Royalty to Cut Debt – On 8 June 2015, AngloGold Ashanti Limited announced that it had agreed to sell its Cripple Creek & Victor mine in the United States to Newmont Mining Corporation for $820 million in cash, plus a net smelter return royalty, as part of its strategy to cut debt.

Gold companies table wage offer based on economic and social sustainability - On 29 June 2015, Gold companies AngloGold Ashanti, Evander Gold Mines, Harmony, Sibanye Gold and Village Main Reef, tabled a wage offer to their employees

24

represented by the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), Solidarity and UASA, for the five-year period from 1 July 2015 to 30 June 2020. The foundation of the offer is the need to ensure the sustainability of the industry, and consequently, the preservation of jobs and the sharing of any profits made by the companies.

AngloGold Ashanti completes sale of CC&V – On 3 August 2015, the company announced the closing of its sale of CC&V to Newmont Mining Corporation for US$820 million in cash, plus a net smelter return royalty. At the closing, AngloGold Ashanti received US819.4 million in cash, which factored in estimated closing adjustments.

21.	Subsequent events

On 7 July 2015, AngloGold Ashanti Limited signed a new 5-year ZAR 1.46bn Revolving Credit Facility. The facility is currently undrawn.

22.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 17 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the Company as of 30 June 2015, 31 March 2015, 31 December 2014 and 30 June 2014 and for the three months ended 30 June 2015, 31 March 2015 and 30 June 2014 and for the six months ended 30 June 2015 and 30 June 2014, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

25

Condensed consolidating statements of income for the three months ended 30 June 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	298	1	760	-	1,059
Gold income	287	-	739	(12)	1,014
Cost of sales	(257)	-	(573)	-	(830)
Gain on non-hedge derivatives and other commodity contracts	-	-	4	-	4
Gross profit	30	-	170	(12)	188
Corporate administration, marketing and other expenses	(3)	(1)	(4)	(16)	(24)

Exploration and evaluation costs	(4)	-	(27)	-	(31)

Other operating expenses	(2)	-	(20)	-	(22)
Special items	(14)	(2)	34	(19)	(1)
Operating profit (loss)	7	(3)	153	(47)	110
Interest received	1	1	4	-	6

Exchange gain (loss)	-	1	(8)	-	(7)

Finance costs and unwinding of obligations	(5)	(54)	(6)	-	(65)

Fair value adjustment on $1.25bn bonds	-	(35)	-	-	(35)

Share of associates and joint ventures’ profit	-	-	34	-	34

Equity (loss) gain in subsidiaries	(131)	91	-	40	-
(Loss) profit before taxation	(128)	1	177	(7)	43
Taxation	(8)	-	(48)	-	(56)

(Loss) profit after taxation from continuing operations	(136)	1	129	(7)	(13)
Discontinued operations
Loss from discontinued operations	-	-	(125)	-	(125)

(Loss) profit after discontinued operations	(136)	1	4	(7)	(138)
Preferred stock dividends	(6)	-	(6)	12	-

(Loss) profit for the period	(142)	1	(2)	5	(138)

Allocated as follows:
Equity shareholders
- Continuing operations	(142)	1	119	5	(17)
- Discontinued operations	-	-	(125)	-	(125)
Non-controlling interests
- Continuing operations	-	-	4	-	4

	(142)	1	(2)	5	(138)

Comprehensive (loss) income	(142)	5	10	(11)	(138)
Comprehensive income attributable to non-controlling interests	-	-	(4)	-	(4)

Comprehensive (loss) income attributable to AngloGold Ashanti	(142)	5	6	(11)	(142)

26

Condensed consolidating statements of income for the three months ended 31 March 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	268	1	799	-	1,068
Gold income	266	-	780	(14)	1,032
Cost of sales	(248)	-	(574)	-	(822)
Loss on non-hedge derivatives and other commodity contracts	-	-	(7)	-	(7)
Gross profit	18	-	199	(14)	203
Corporate administration, marketing and other expenses	(11)	(7)	(6)	2	(22)

Exploration and evaluation costs	(3)	-	(25)	-	(28)

Other operating expenses	(3)	-	(18)	-	(21)
Special items	(2)	(17)	21	3	5
Operating (loss) profit	(1)	(24)	171	(9)	137
Interest received	2	1	5	-	8

Exchange loss	-	(1)	(13)	-	(14)

Finance costs and unwinding of obligations	(5)	(53)	(8)	-	(66)

Fair value adjustment on $1.25bn bonds	-	(31)	-	-	(31)

Share of associates and joint ventures’ profit	-	-	25	-	25

Equity (loss) gain in subsidiaries	(3)	49	-	(46)	-
(Loss) profit before taxation	(7)	(59)	180	(55)	59
Taxation	13	-	(72)	-	(59)

Profit (loss) after taxation from continuing operations	6	(59)	108	(55)	-
Discontinued operations
Profit from discontinued operations	-	-	5	-	5

Profit (loss) after discontinued operations	6	(59)	113	(55)	5
Preferred stock dividends	(7)	-	(7)	14	-

(Loss) profit for the period	(1)	(59)	106	(41)	5

Allocated as follows:
Equity shareholders
- Continuing operations	(1)	(59)	95	(41)	(6)
- Discontinued operations	-	-	5	-	5
Non-controlling interests
- Continuing operations			6		6

	(1)	(59)	106	(41)	5

Comprehensive (loss) income	(90)	(82)	95	(7)	(84)
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)

Comprehensive (loss) income attributable to AngloGold Ashanti	(90)	(82)	89	(7)	(90)

27

Condensed consolidating statements of income for the three months ended 30 June 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	380	1	909	(1)	1,289
Gold income	367	-	885	-	1,252
Cost of sales	(307)	-	(698)	-	(1,005)
Loss on non-hedge derivatives and other commodity contracts	-	-	(6)	-	(6)
Gross profit	60	-	181	-	241
Corporate administration, marketing and other (expenses) income	(4)	26	(24)	(18)	(20)

Exploration and evaluation costs	(6)	-	(26)	-	(32)

Other operating expenses	(3)	-	(4)	-	(7)
Special items	101	(38)	(97)	17	(17)
Operating profit (loss)	148	(12)	30	(1)	165
Dividends received	1	-	-	(1)	-

Interest received	1	1	4	-	6

Exchange loss	-	-	(8)	-	(8)

Finance costs and unwinding of obligations	(5)	(53)	(12)	-	(70)

Fair value adjustment on $1.25bn bonds	-	(31)	-	-	(31)

Share of associates and joint ventures’ loss	(10)	-	(15)	(60)	(85)

Equity (loss) gain in subsidiaries	(193)	19	-	174	-
Loss before taxation	(58)	(76)	(1)	112	(23)
Taxation	(22)	(2)	(36)	-	(60)

Loss after taxation from continuing operations	(80)	(78)	(37)	112	(83)
Discontinued operations
Profit from discontinued operations	-	-	9	-	9

Loss after discontinued operations	(80)	(78)	(28)	112	(74)
Preferred stock dividends	-	-	-	-	-

Loss for the period	(80)	(78)	(28)	112	(74)

Allocated as follows:
Equity shareholders
- Continuing operations	(80)	(78)	(43)	112	(89)
- Discontinued operations	-	-	9	-	9
Non-controlling interests
- Continuing operations	-	-	6	-	6

	(80)	(78)	(28)	112	(74)

Comprehensive loss	(83)	(72)	(28)	106	(77)
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)

Comprehensive loss attributable to AngloGold Ashanti	(83)	(72)	(34)	106	(83)

28

Condensed consolidating statements of income for the six months ended 30 June 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	565	1	1,561	-	2,127
Gold income	552	-	1,519	(25)	2,046
Cost of sales	(506)	-	(1,146)	-	(1,652)
Loss on non-hedge derivatives and other commodity contracts	-	-	(3)	-	(3)
Gross profit	46	-	370	(25)	391
Corporate administration, marketing and other expenses	(13)	(9)	(9)	(15)	(46)
Exploration and evaluation costs	(8)	-	(51)	-	(59)

Other operating expenses	(5)	-	(38)	-	(43)
Special items	(16)	(18)	55	(17)	4
Operating profit (loss)	4	(27)	327	(57)	247
Interest received	3	1	10	-	14

Exchange loss	(1)	-	(20)	-	(21)

Finance costs and unwinding of obligations	(10)	(106)	(15)	-	(131)

Fair value adjustment on $1.25bn bonds	-	(66)	-	-	(66)

Share of associates and joint ventures’ profit	-	-	59	-	59

Equity (loss) gain in subsidiaries	(132)	140	-	(8)	-
(Loss) profit before taxation	(136)	(58)	361	(65)	102
Taxation	5	(1)	(119)	-	(115)

(Loss) profit after taxation from continuing operations	(131)	(59)	242	(65)	(13)
Discontinued operations
Loss from discontinued operations	-	-	(120)	-	(120)

(Loss) profit after discontinued operations	(131)	(59)	122	(65)	(133)
Preferred stock dividends	(12)	-	(13)	25	-

(Loss) profit for the period	(143)	(59)	109	(40)	(133)

Allocated as follows:
Equity shareholders
- Continuing operations	(143)	(59)	219	(40)	(23)
- Discontinued operations	-	-	(120)	-	(120)
Non-controlling interests
- Continuing operations	-	-	10	-	10

	(143)	(59)	109	(40)	(133)

Comprehensive (loss) income	(232)	(78)	111	(23)	(222)
Comprehensive income attributable to non-controlling interests	-	-	(10)	-	(10)

Comprehensive (loss) income attributable to AngloGold Ashanti	(232)	(78)	101	(23)	(232)

29

Condensed consolidating statements of income for the six months ended 30 June 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries	Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	738	1	1,849	(1)	2,587
Gold income	714	-	1,801	-	2,515
Cost of sales	(598)	-	(1,376)	-	(1,974)
Loss on non-hedge derivatives and other commodity contracts	-	-	(22)	-	(22)
Gross profit	116	-	403	-	519
Corporate administration, marketing and other (expense) income	(24)	55	(50)	(26)	(45)
Exploration and evaluation costs	(11)	-	(51)	-	(62)

Other operating expenses	(5)	-	(7)	-	(12)
Special items	102	(49)	(93)	16	(24)
Operating profit	178	6	202	(10)	376
Dividends received	1	-	-	(1)	-
Interest received	1	1	10	-	12

Exchange gain (loss)	13	-	(27)	-	(14)

Finance costs and unwinding of obligations	(10)	(105)	(26)	-	(141)

Fair value adjustment on $1.25bn bonds	-	(101)	-	-	(101)

Share of associates and joint ventures’ (loss) profit	(10)	-	3	(59)	(66)
Equity (loss) gain in subsidiaries	(195)	62	-	133	-
(Loss) profit before taxation	(22)	(137)	162	63	66
Taxation	(19)	(4)	(92)	-	(115)

(Loss) profit after taxation from continuing operations	(41)	(141)	70	63	(49)
Discontinued operations
Profit from discontinued operations	-	-	21	-	21

(Loss) profit after discontinued operations	(41)	(141)	91	63	(28)
Preferred stock dividends	-	-	-	-	-

(Loss) profit for the period	(41)	(141)	91	63	(28)

Allocated as follows:
Equity shareholders
- Continuing operations	(41)	(141)	57	63	(62)
- Discontinued operations	-	-	21	-	21
Non-controlling interests
- Continuing operations	-	-	13	-	13

	(41)	(141)	91	63	(28)

Comprehensive (loss) income	(38)	(123)	113	23	(25)
Comprehensive income attributable to non-controlling interests	-	-	(13)	-	(13)

Comprehensive (loss) income attributable to AngloGold Ashanti	(38)	(123)	100	23	(38)

30

Condensed consolidating statement of financial position as at 30 June 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,267	-	3,186	-	4,453

Intangible assets	19	-	171	(2)	188

Investments in associates and joint ventures	2,169	3,708	1,341	(5,754)	1,464

Other investments	2	4	116	(2)	120

Inventories	-	-	103	-	103

Trade and other receivables	-	-	19	-	19

Deferred taxation	-	-	5	-	5

Cash restricted for use	-	-	35	-	35

Other non-current assets	30	-	-	-	30

	3,487	3,712	4,976	(5,758)	6,417

Current Assets

Other investments	-	2	-	-	2
Inventories, trade and other receivables, intergroup balances and other current assets	485	2,042	993	(2,592)	928
Cash restricted for use	1	4	17	-	22

Cash and cash equivalents	36	241	182	-	459

	522	2,289	1,192	(2,592)	1,411

Non-current assets held for sale	-	-	989	-	989

	522	2,289	2,181	(2,592)	2,400

Total assets	4,009	6,001	7,157	(8,350)	8,817

EQUITY AND LIABILITIES

Share capital and premium	7,058	6,108	824	(6,932)	7,058

(Accumulated losses) retained earnings and other reserves	(4,430)	(3,571)	1,041	2,530	(4,430)

Shareholders’ equity	2,628	2,537	1,865	(4,402)	2,628

Non-controlling interests	-	-	33	-	33

Total equity	2,628	2,537	1,898	(4,402)	2,661

Non-current liabilities	633	3,336	1,315	-	5,284

Current liabilities including intergroup balances	748	128	3,745	(3,948)	673

Non-current liabilities held for sale	-	-	199	-	199

Total liabilities	1,381	3,464	5,259	(3,948)	6,156

Total equity and liabilities	4,009	6,001	7,157	(8,350)	8,817

31

Condensed consolidating statement of financial position as at 31 March 2015

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,252	-	3,351	-	4,603

Intangible assets	24	-	178	(2)	200

Investments in associates and joint ventures	2,294	3,705	1,328	(5,877)	1,450

Other investments	2	3	116	(2)	119

Inventories	-	-	354	-	354

Trade and other receivables	-	-	18	-	18

Deferred taxation	-	-	116	-	116

Cash restricted for use	-	-	37	-	37

Other non-current assets	36	-	-	-	36

	3,608	3,708	5,498	(5,881)	6,933

Current Assets

Other investments	-	1	1	-	2
Inventories, trade and other receivables, intergroup balances and other current assets	480	2,013	1,175	(2,610)	1,058

Cash restricted for use	1	6	12	-	19
Cash and cash equivalents	47	156	159	-	362

	528	2,176	1,347	(2,610)	1,441

Non-current assets held for sale	-	-	479	-	479

	528	2,176	1,826	(2,610)	1,920

Total assets	4,136	5,884	7,324	(8,491)	8,853

EQUITY AND LIABILITIES

Share capital and premium	7,052	6,108	824	(6,932)	7,052

(Accumulated losses) retained earnings and other reserves	(4,287)	(3,574)	1,152	2,422	(4,287)

Shareholders’ equity	2,765	2,534	1,976	(4,510)	2,765

Non-controlling interests	-	-	32	-	32

Total equity	2,765	2,534	2,008	(4,510)	2,797

Non-current liabilities	539	3,201	1,436	-	5,176

Current liabilities including intergroup balances	832	149	3,787	(3,981)	787

Non-current liabilities held for sale	-	-	93	-	93

Total liabilities	1,371	3,350	5,316	(3,981)	6,056

Total equity and liabilities	4,136	5,884	7,324	(8,491)	8,853

32

Condensed consolidating statement of financial position as at 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,315	-	3,548	-	4,863

Intangible assets	31	-	197	(3)	225

Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427

Other investments	2	4	122	(2)	126

Inventories	-	-	636	-	636

Trade and other receivables	-	-	20	-	20

Deferred taxation	-	-	127	-	127

Cash restricted for use	-	-	36	-	36

Other non-current assets	25	-	-	-	25

	3,745	3,714	5,983	(5,957)	7,485

Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15
Cash and cash equivalents	52	260	156	-	468

	579	2,189	1,604	(2,723)	1,649

Non-current assets held for sale	-	-	-	-	-

	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES

Share capital and premium	7,041	6,108	824	(6,932)	7,041

(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)

Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845

Non-controlling interests	-	-	26	-	26

Total equity	2,846	2,572	2,011	(4,558)	2,871

Non-current liabilities	568	3,167	1,544	-	5,279

Current liabilities including intergroup balances	910	164	4,032	(4,122)	984

Non-current liabilities held for sale	-	-	-	-	-

Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

33

Condensed consolidating statement of financial position as at 30 June 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,408	-	3,547	-	4,955

Intangible assets	43	-	230	(3)	270

Investments in associates and joint ventures	2,382	3,952	1,233	(6,219)	1,348

Other investments	3	5	141	(5)	144

Inventories	-	-	602	-	602

Trade and other receivables	-	4	19	-	23

Deferred taxation	-	-	187	-	187

Cash restricted for use	-	-	36	-	36

Other non-current assets	56	-	-	-	56

	3,892	3,961	5,995	(6,227)	7,621

Current Assets
Inventories, trade and other receivables, intergroup balances and other current assets	532	2,631	1,626	(3,431)	1,358
Cash restricted for use	1	-	17	-	18
Cash and cash equivalents	192	212	200	-	604

	725	2,843	1,843	(3,431)	1,980

Non-current assets held for sale	-	-	-	-	-

	725	2,843	1,843	(3,431)	1,980

Total assets	4,617	6,804	7,838	(9,658)	9,601

EQUITY AND LIABILITIES

Share capital and premium	7,032	5,994	805	(6,799)	7,032

(Accumulated losses) retained earnings and other reserves	(3,969)	(2,534)	1,415	1,119	(3,969)

Shareholders’ equity	3,063	3,460	2,220	(5,680)	3,063

Non-controlling interests	-	-	38	-	38

Total equity	3,063	3,460	2,258	(5,680)	3,101

Non-current liabilities	668	3,163	1,622	(3)	5,450
Bank overdraft	4	-	-	-	4
Current liabilities including intergroup balances	882	181	3,958	(3,975)	1,046
Non-current liabilities held for sale	-	-	-	-	-

Total liabilities	1,554	3,344	5,580	(3,978)	6,500

Total equity and liabilities	4,617	6,804	7,838	(9,658)	9,601

34

Condensed consolidating statements of cash flows for the three months ended 30 June 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	67	(6)	294	19	374
Net movement in intergroup receivables and payables	(13)	(24)	43	(6)	-
Dividends received from joint ventures	-	24	-	-	24
Taxation paid	-	(1)	(64)	-	(65)

Net cash inflow (outflow) from operating activities from continuing operations	54	(7)	273	13	333
Net cash outflow from operating activities from discontinued operations	-	-	(10)	-	(10)

Net cash inflow (outflow) from operating activities	54	(7)	263	13	323

Cash flows from investing activities
Capital expenditure	(48)	-	(124)	-	(172)
Proceeds from disposal of tangible assets	-	-	3	-	3
Other investments acquired	-	-	(23)	-	(23)
Proceeds from disposal of other investments	1	-	19	-	20
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(1)	-	-	(1)
Decrease (increase) in cash restricted for use	-	1	(2)	-	(1)
Interest received	1	1	4	-	6

Net cash (outflow) inflow from investing activities from continuing operations	(46)	1	(126)	-	(171)
Net cash outflow from investing activities from discontinued operations	-	-	(22)	-	(22)

Net cash (outflow) inflow from investing activities	(46)	1	(148)	-	(193)

Cash flows from financing activities
Proceeds from borrowings	29	100	-	-	129
Repayment of borrowings	(44)	(45)	(35)	-	(124)
Finance costs paid	(4)	(30)	(3)	-	(37)
Dividends paid	-	-	(2)	-	(2)
Intergroup dividends received (paid)	-	66	(66)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(19)	91	(106)	-	(34)
Net cash (outflow) inflow from financing activities from discontinued operations	-	-	-	-	-

Net cash (outflow) inflow from financing activities	(19)	91	(106)	-	(34)

Net (decrease) increase in cash and cash equivalents	(11)	85	9	13	96
Translation	-	-	14	(13)	1
Cash and cash equivalents at beginning of period	47	156	159	-	362

Cash and cash equivalents at end of period	36	241	182	-	459

35

Condensed consolidating statements of cash flows for the three months ended 31 March 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash (used) by generated from operations	(7)	-	230	17	240
Net movement in intergroup receivables and payables	46	(102)	47	9	-
Dividends received from joint ventures	-	5	-	-	5
Taxation paid	(5)	-	(41)	-	(46)

Net cash inflow (outflow) from operating activities from continuing operations	34	(97)	236	26	199
Net cash outflow from operating activities from discontinued operations	-	-	(9)	-	(9)

Net cash inflow (outflow) from operating activities	34	(97)	227	26	190

Cash flows from investing activities
Capital expenditure	(41)	-	(100)	-	(141)
Other investments acquired	-	-	(32)	-	(32)
Proceeds from disposal of other investments	-	-	28	-	28
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
Increase in cash restricted for use	-	(6)	(1)	-	(7)
Interest received	2	2	3	-	7

Net cash outflow from investing activities from continuing operations	(39)	(7)	(106)	-	(152)
Net cash outflow from investing activities from discontinued operations	-	-	(27)	-	(27)

Net cash outflow from investing activities	(39)	(7)	(133)	-	(179)

Cash flows from financing activities
Proceeds from borrowings	61	-	-	-	61
Repayment of borrowings	(56)	-	(32)	-	(88)
Finance costs paid	(3)	(74)	(5)	-	(82)
Dividends paid	-	-	(2)	-	(2)
Intergroup dividends received (paid)	-	74	(74)	-	-

Net cash inflow (outflow) from financing activities from continuing operations	2	-	(113)	-	(111)
Net cash outflow from financing activities from discontinued operations	-	-	(1)	-	(1)

Net cash inflow (outflow) from financing activities	2	-	(114)	-	(112)

Net decrease in cash and cash equivalents	(3)	(104)	(20)	26	(101)
Translation	(2)	-	23	(26)	(5)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	47	156	159	-	362

36

Condensed consolidating statements of cash flows for the three months ended 30 June 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	107	21	221	11	360
Net movement in intergroup receivables and payables	5	(128)	132	(9)	-
Taxation paid	(2)	(1)	(31)	-	(34)

Net cash inflow (outflow) from operating activities from continuing operations	110	(108)	322	2	326
Net cash inflow from operating activities from discontinued operations	-	-	10	-	10

Net cash inflow (outflow) from operating activities	110	(108)	332	2	336

Cash flows from investing activities
Capital expenditure	(55)	-	(159)	-	(214)
Expenditure on intangible assets	(3)	-	-	-	(3)
Proceeds from disposal of tangible assets	-	-	26	-	26
Other investments acquired	-	-	(22)	-	(22)
Proceeds from disposal of other investments	-	-	20	-	20
Investments in associates and joint ventures	-	(8)	(4)	1	(11)
Net loans advanced to associates and joint ventures	-	(2)	-	-	(2)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	3	-	3
Increase in cash restricted for use	-	-	(3)	-	(3)
Interest received	1	1	5	-	7

Net cash inflow (outflow) from investing activities from continuing operations	49	(9)	(134)	-	(94)
Net cash outflow from investing activities from discontinued operations	-	-	(43)	-	(43)

Net cash inflow (outflow) from investing activities	49	(9)	(177)	-	(137)

Cash flows from financing activities
Proceeds from borrowings	76	-	-	-	76
Repayment of borrowings	(104)	-	(27)	-	(131)
Finance costs paid	(5)	(31)	(7)	-	(43)
Dividends paid	-	-	(3)	-	(3)
Intergroup dividends received (paid)	-	106	(106)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(33)	75	(143)	-	(101)
Net cash outflow inflow from financing activities from discontinued operations	-	-	(1)	-	(1)

Net cash (outflow) inflow from financing activities	(33)	75	(144)	-	(102)

Net increase (decrease) in cash and cash equivalents	126	(42)	11	2	97
Translation	(3)	-	5	(2)	-
Cash and cash equivalents at beginning of period	65	254	184	-	503

Cash and cash equivalents at end of period(1)	188	212	200	-	600

(1)Cash and cash equivalents are net of a bank overdraft of $4 million.

37

Condensed consolidating statements of cash flows for the six months ended 30 June 2015

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from (used) by operations	60	(6)	525	35	614
Net movement in intergroup receivables and payables	33	(126)	90	3	-
Dividends received from joint ventures	-	29	-	-	29
Taxation paid	(5)	(1)	(105)	-	(111)

Net cash inflow (outflow) from operating activities from continuing operations	88	(104)	510	38	532
Net cash outflow from operating activities from discontinued operations	-	-	(19)	-	(19)

Net cash inflow (outflow) from operating activities	88	(104)	491	38	513

Cash flows from investing activities
Capital expenditure	(89)	-	(224)	-	(313)
Proceeds from disposal of tangible assets	-	-	3	-	3
Other investments acquired	-	-	(55)	-	(55)
Proceeds from disposal of other investments	1	-	47	-	48
Investments in associates and joint ventures	-	-	(6)	-	(6)
Net loans advanced to associates and joint ventures	-	(3)	-	-	(3)
Cash in subsidiary disposed and transfers to held for sale	-	-	(2)	-	(2)
(Acquisition) disposal of subsidiary and loan	-	(1)	1	-	-
Increase in cash restricted for use	-	(4)	(4)	-	(8)
Interest received	3	2	8	-	13

Net cash outflow from investing activities from continuing operations	(85)	(6)	(232)	-	(323)
Net cash outflow from investing activities from discontinued operations	-	-	(49)	-	(49)

Net cash outflow from investing activities	(85)	(6)	(281)	-	(372)

Cash flows from financing activities
Proceeds from borrowings	90	100	-	-	190
Repayment of borrowings	(100)	(45)	(67)	-	(212)
Finance costs paid	(7)	(104)	(8)	-	(119)
Dividends paid	-	-	(4)	-	(4)
Intergroup dividends received (paid)	-	140	(140)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(17)	91	(219)	-	(145)
Net cash outflow from financing activities from discontinued operations	-	-	(1)	-	(1)

Net cash (outflow) inflow from financing activities	(17)	91	(220)	-	(146)

Net decrease in cash and cash equivalents	(14)	(19)	(10)	38	(5)
Translation	(2)	-	36	(38)	(4)
Cash and cash equivalents at beginning of period	52	260	156	-	468

Cash and cash equivalents at end of period	36	241	182	-	459

38

Condensed consolidating statements of cash flows for the six months ended 30 June 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	198	40	499	8	745
Net movement in intergroup receivables and payables	(15)	(244)	264	(5)	-
Taxation refund	-	-	38	-	38
Taxation paid	(1)	(1)	(102)	-	(104)

Net cash inflow (outflow) from operating activities from continuing operations	182	(205)	699	3	679
Net cash inflow from operating activities from discontinued operations	-	-	8	-	8

Net cash inflow (outflow) from operating activities	182	(205)	707	3	687

Cash flows from investing activities
Capital expenditure	(96)	-	(299)	-	(395)
Expenditure on intangible assets	(3)	-	-	-	(3)
Proceeds from disposal of tangible assets	-	-	27	-	27
Other investments acquired	-	-	(48)	-	(48)
Proceeds from disposal of other investments	-	-	43	-	43
Investments in associates and joint ventures	-	(44)	(8)	1	(51)
Net loans advanced to associates and joint ventures	-	(6)	-	-	(6)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
(Acquisition) disposal of subsidiary and loan	-	(2)	2	-	-
Decrease in cash restricted for use	-	-	23	-	23
Interest received	1	1	9	-	11

Net cash inflow (outflow) from investing activities from continuing operations	8	(51)	(249)	-	(292)
Net cash outflow from investing activities from discontinued operations	-	-	(82)	-	(82)

Net cash inflow (outflow) from investing activities	8	(51)	(331)	-	(374)

Cash flows from financing activities
Proceeds from borrowings	75	-	15	-	90
Repayment of borrowings	(108)	-	(191)	-	(299)
Finance costs paid	(8)	(101)	(15)	-	(124)
Dividends paid	-	-	(3)	-	(3)
Intergroup dividends received (paid)	-	160	(160)	-	-

Net cash (outflow) inflow from financing activities from continuing operations	(41)	59	(354)	-	(336)
Net cash outflow from financing activities from discontinued operations	-	-	(3)	-	(3)

Net cash (outflow) inflow from financing activities	(41)	59	(357)	-	(339)

Net increase (decrease) in cash and cash equivalents	149	(197)	19	3	(26)
Translation	-	-	1	(3)	(2)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period(1)	188	212	200	-	600

(1)Cash and cash equivalents are net of a bank overdraft of $4 million.

By order of the Board

SM PITYANA	S VENKATAKRISHNAN	KC Ramon
Chairman	Chief Executive Officer	Chief Financial Officer

13 August 2015

39

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received - continuing operations

		Quarter ended			Six months ended
		Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	1,014	1,032	1,252	2,046	2,515
	Adjusted for non-controlling interests	(17)	(17)	(22)	(34)	(41)

		997	1,015	1,230	2,012	2,474
	Realised loss on other commodity contracts	4	5	4	9	10
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	128	137	99	264	203

	Attributable gold income including realised non-hedge derivatives	1,129	1,156	1,333	2,285	2,687

	Attributable gold sold - oz (000)	947	950	1,035	1,897	2,084
	Price received per unit - $/oz	1,192	1,217	1,289	1,204	1,289

Rounding of figures may result in computational discrepancies.

40

B	All-in sustaining costs and All-in costs[1] - continuing operations

		Quarter ended			Six months ended
		Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	830	822	1,005	1,652	1,974
	Amortisation of tangible and intangible assets (note 3)	(199)	(172)	(187)	(371)	(372)
	Adjusted for decommissioning amortisation	3	3	2	6	5
	Corporate administration and marketing related to current operations	24	21	19	45	44
	Amortisation relating to inventory	-	-	-	-	-
	Associates and joint ventures’ share of costs	64	73	72	137	141
	Inventory writedown to net realisable value and other stockpile adjustments	-	6	-	6	-
	Sustaining exploration and study costs	15	14	8	28	17
	Total sustaining capex	162	131	198	293	368

	All-in sustaining costs	899	898	1,118	1,797	2,178
	Adjusted for non-controlling interests and non -gold producing companies	(18)	(18)	(21)	(35)	(38)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	881	880	1,097	1,762	2,140
	Adjusted for stockpile write-offs	(3)	(6)	(9)	(8)	(9)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	879	875	1,088	1,754	2,131

	All-in sustaining costs	899	898	1,118	1,797	2,178
	Non-sustaining project capital expenditure	47	38	70	85	136
	Technology improvements	4	3	5	7	9
	Non-sustaining exploration and study costs	12	10	23	22	43
	Care and maintenance	17	18	-	35	-
	Corporate and social responsibility costs not related to current operations	6	3	6	9	12

	All-in costs	985	971	1,222	1,956	2,377
	Adjusted for non-controlling interests and non -gold producing companies	(16)	(15)	(19)	(31)	(33)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	969	956	1,203	1,925	2,344
	Adjusted for stockpile write-offs	(3)	(6)	(9)	(8)	(9)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	966	951	1,194	1,917	2,335

	Gold sold - oz (000)	947	950	1,035	1,897	2,084

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	928	920	1,052	924	1,022
	All-in cost per unit (excluding stockpile write-offs) - $/oz	1,021	999	1,155	1,010	1,120

	[1] Refer to note F Summary of Operations by Mine

C	Total costs [2] - continuing operations
	Total cash costs (note 3)	628	618	820	1,246	1,538
	Adjusted for non-controlling interests, non-gold producing companies and other	(12)	(12)	(14)	(24)	(25)
	Associates and joint ventures’ share of total cash costs	64	73	68	137	137

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	680	679	874	1,359	1,650
	Retrenchment costs (note 3)	3	4	3	7	9
	Rehabilitation and other non-cash costs (note 3)	4	5	14	9	29
	Amortisation of tangible assets (note 3)	186	164	179	350	355
	Amortisation of intangible assets (note 3)	13	8	8	21	17
	Adjusted for non-controlling interests and non-gold producing companies	(3)	(2)	(3)	(5)	(6)
	Equity-accounted associates and joint ventures’ share of production costs	23	26	30	49	52

	Total production costs adjusted for non-controlling interests and non-gold producing companies	906	885	1,106	1,790	2,105

	Gold produced - oz (000)	946	925	1,049	1,872	2,051
	Total cash cost per unit - $/oz	718	734	833	726	804
	Total production cost per unit - $/oz	957	956	1,055	957	1,026

	[2] Refer to note F Summary of Operations by Mine

Rounding of figures may result in computational discrepancies.

41

D	Adjusted EBITDA (1) - continuing operations

		Quarter ended			Six months ended
		Jun 2015	Mar 2015	Jun 2014	Jun 2015	Jun 2014
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	Profit (loss) on ordinary activities before taxation	43	59	(23)	102	66
	Add back :
	Finance costs and unwinding of obligations	65	66	70	131	141
	Interest received	(6)	(8)	(6)	(14)	(12)
	Amortisation of tangible and intangible assets (note 3)	199	172	187	371	372

	Adjustments :
	Exchange loss	7	14	8	21	14
	Fair value adjustment on $1.25bn bonds	35	31	31	66	101
	Impairment of other investments (note 5)	5	-	1	5	1
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	-	6	-	6	-
	Retrenchments and restructuring costs mainly at Obuasi	19	24	34	44	40
	Net profit on disposal and derecognition of assets (note 5)	-	-	(25)	-	(23)
	Loss on sale of Navachab (note 5)	-	-	2	-	2
	(Loss) gain on unrealised non-hedge derivatives and other commodity contracts	(4)	7	6	3	22
	Associates and joint ventures’ exceptional expense	-	-	6	-	6
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other	29	31	81	60	101

	Adjusted EBITDA	391	402	372	793	830

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt

			As at Jun 2015	As at Mar 2015	As at Dec 2014	As at Jun 2014
			Unaudited	Unaudited	Unaudited	Unaudited

			US Dollar million

	Borrowings - long-term portion		3,651	3,471	3,498	3,619
	Borrowings - short-term portion		79	199	223	187
	Bank overdraft		-	-	-	4

	Total borrowings		3,730	3,670	3,721	3,810
	Corporate office lease		(20)	(20)	(22)	(24)
	Unamortised portion of the convertible and rated bonds		23	24	28	25
	Fair value adjustment on $1.25bn bonds		(141)	(106)	(75)	(159)
	Cash restricted for use		(57)	(56)	(51)	(54)
	Cash and cash equivalents		(459)	(362)	(468)	(604)

	Net debt		3,076	3,150	3,133	2,994

Rounding of figures may result in computational discrepancies.

42

F Summary of Operations by Mine

For the three months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	39	67	106	67	60	127	51	-	284	(1)
Amortisation of tangible and intangible assets	(7)	(12)	(19)	(14)	(10)	(24)	(4)	-	(47)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	24
Total sustaining capital expenditure	5	11	16	17	7	24	4	1	45	1
All-in sustaining costs	37	66	103	70	57	127	51	1	282	22
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	66	103	70	57	127	51	1	282	23

All-in sustaining costs	37	66	103	70	57	127	51	1	282	22
Non-sustaining Project capex	-	-	-	6	-	6	-	1	7	-
Technology improvements	-	-	-	-	-	-	-	4	4	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	3
All-in costs	37	66	103	76	57	133	51	6	293	25
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	66	103	76	57	133	51	6	293	26

Gold sold - oz (000)(3)	33	65	97	59	55	114	46	4	261	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,142	1,024	1,064	1,188	1,018	1,106	1,121	-	1,098	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,142	1,031	1,069	1,296	1,018	1,162	1,121	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

43

For the three months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	31	52	83	51	47	97	46	(1)	226	(3)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	31	52	83	51	47	97	46	(1)	226	(2)
Retrenchment costs	-	1	1	-	-	1	-	1	2	-
Rehabilitation and other non-cash costs	1	3	4	2	2	4	2	-	10	(1)
Amortisation of tangible assets	6	11	17	13	9	22	4	-	43	1
Amortisation of intangible assets	1	1	2	1	1	2	-	-	4	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	39	68	107	67	59	126	52	-	285	(1)

Gold produced - oz (000) (3)	33	64	97	59	55	114	46	4	261	-

Total cash costs per unit - $/oz(4)	938	811	854	862	848	856	988	-	879	-
Total production costs per unit - $/oz(4)	1,179	1,043	1,089	1,142	1,086	1,115	1,120	-	1,106	-

44

For the three months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	55	16	75	-	-	99	1	246
Amortisation of tangible and intangible assets	-	(7)	(5)	(7)	-	-	(43)	(1)	(63)
Adjusted for decommissioning amortisation	-	-	1	1	-	-	1	(1)	2
Associates and equity accounted joint ventures’ share of costs(2)	42	-	-	-	9	12	-	1	64
Sustaining exploration and study costs	-	-	5	3	-	-	1	-	9
Total sustaining capital expenditure	3	3	1	6	3	1	28	-	45
All-in sustaining costs	45	51	18	78	12	13	86	-	303
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(12)	-	-	-	(0)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	45	51	18	66	12	13	86	(0)	291
Adjusted for stockpile write-offs	-	(3)	-	-	-	-	-	-	(3)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	45	48	18	66	12	13	86	(0)	288

All-in sustaining costs	45	51	18	78	12	13	86	-	303
Non-sustaining Project capex	30	-	5	-	-	-	-	(1)	34
Care and maintenance costs	-	-	17	-	-	-	-	-	17
All-in costs	75	51	40	78	12	13	86	(1)	354
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(12)	-	-	-	(0)	(12)
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	51	40	66	12	13	86	(1)	342
Adjusted for stockpile write-offs	-	(3)	-	-	-	-	-	-	(3)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	48	40	66	12	13	86	(1)	339

Gold sold - oz (000)(3)	75	47	11	71	15	17	134	-	370

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	601	1,015	1,684	931	823	765	642	-	778
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,001	1,015	3,737	931	823	755	642	-	918

45

For the three months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	49	15	63	-	-	53	-	180
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	41	-	-	-	9	14	-	-	64
Total cash costs adjusted for non-controlling interests and non-gold producing companies	41	49	15	53	9	14	53	-	234
Rehabilitation and other non-cash costs	-	(1)	1	1	-	-	1	1	3
Amortisation of tangible assets	-	7	5	7	-	-	43	1	63
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	2	2	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	60	55	21	60	11	16	97	3	323

Gold produced - oz (000) (3)	75	48	14	68	14	17	132	-	368

Total cash costs per unit - $/oz(4)	547	1,029	1,068	791	618	801	405	-	638
Total production costs per unit - $/oz(4)	798	1,168	1,489	896	765	931	743	-	876

46

For the three months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	62	71	4	137	55	75	35	-	164	49
Amortisation of tangible and intangible assets	(7)	(23)	-	(30)	(14)	(29)	(13)	-	(56)	(3)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	2	1	3	1	-	-	-	3	1
Total sustaining capital expenditure	10	12	-	22	19	22	9	-	49	5
Amortisation relating to inventory	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs	65	63	5	133	61	68	31	-	160	51
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(5)	-	-	(2)	(7)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	65	63	5	133	56	68	31	(2)	153	51

All-in sustaining costs	65	63	5	133	61	68	31	-	160	51
Non-sustaining Project capex	-	-	-	-	-	-	-	-	6	17
Non-sustaining exploration and study costs	-	-	1	1	-	1	-	-	11	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	3	-	-	3	-
All-in costs	65	63	6	134	61	72	31	-	180	68
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	(5)	-	-	-	(5)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	65	63	6	134	56	72	31	-	175	68

Gold sold - oz (000)(3)	59	85	-	145	62	82	31	-	175	50

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,109	730	-	918	906	825	982	-	881	1,029
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,109	730	-	926	907	868	995	-	1,003	1,363

47

For the three months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	55	43	3	101	48	54	22	124	56
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(4)	-	-	(4)	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	43	3	101	44	54	22	120	46
Retrenchment costs	-	-	-	-	-	1	-	1	-
Rehabilitation and other non-cash costs	-	1	-	1	-	(6)	(2)	(9)	(1)
Amortisation of tangible assets	7	23	-	30	13	24	11	49	3
Amortisation of intangible assets	-	-	-	-	-	5	2	7	-
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	(1)	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	62	67	3	132	56	78	33	167	48

Gold produced - oz (000) (3)	58	81	-	139	70	83	30	182	57

Total cash costs per unit - $/oz(4)	947	533	-	727	632	656	749	662	805 (6)
Total production costs per unit - $/oz(4)	1,056	825	-	951	808	937	1,132	918	863

48

For the three months ended 31 March 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	39	67	106	59	59	118	49	-	273	(1)
Amortisation of tangible and intangible assets	(7)	(14)	(21)	(13)	(11)	(24)	(5)	-	(50)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	21
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	-
Total sustaining capital expenditure	5	10	14	12	6	18	3	1	37	-
All-in sustaining costs	37	63	99	58	54	112	47	2	261	18
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	1
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	63	99	58	54	112	47	2	261	19
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	63	99	58	54	112	47	1	260	19

All-in sustaining costs	37	63	99	58	54	112	47	2	261	18
Non-sustaining Project capex	-	1	1	7	-	7	-	-	8	(1)
Technology improvements	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	3
All-in costs	37	64	100	65	54	119	47	5	272	21
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	1

All-in costs adjusted for non-controlling interests and non-gold producing companies	37	64	100	65	54	119	47	5	272	22
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	64	100	65	54	119	47	4	271	22

Gold sold - oz (000)(3)	29	64	94	44	49	93	50	2	239	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,266	969	1,062	1,307	1,106	1,202	945	-	1,095	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,266	977	1,068	1,468	1,106	1,278	945	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

49

For the three months ended 31 March 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	31	50	81	44	47	91	44	-	216	(4)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	31	50	81	44	47	91	44	-	216	(4)
Retrenchment costs	1	1	2	1	-	1	-	-	3	-
Rehabilitation and other non-cash costs	1	1	2	1	1	1	1	(1)	4	-
Amortisation of tangible assets	6	13	19	12	10	22	4	-	45	1
Amortisation of intangible assets	1	1	2	1	1	2	1	-	5	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	40	66	106	59	59	117	50	(1)	273	2

Gold produced - oz (000) (3)	29	64	94	44	49	93	50	2	239	-

Total cash costs per unit - $/oz(4)	1,055	782	868	1,000	957	977	868	-	911	-
Total production costs per unit - $/oz(4)	1,340	1,036	1,131	1,330	1,206	1,265	979	-	1,151	-

50

For the three months ended 31 March 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	53	18	77	-	-	101	(1)	248
Amortisation of tangible and intangible assets	-	(6)	(5)	(7)	-	-	(24)	-	(42)
Adjusted for decommissioning amortisation	-	-	1	1	-	-	-	-	2
Associates and equity accounted joint ventures’ share of costs(2)	45	-	-	-	11	17	-	-	73
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	5	1	-	-	-	1	7
Total sustaining capital expenditure	-	5	-	4	1	-	22	1	33
All-in sustaining costs	45	54	19	76	12	17	99	1	323
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	45	54	19	65	12	17	99	1	312
Adjusted for stockpile write-offs	-	(2)	-	-	-	-	-	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	45	52	19	65	12	17	99	1	310

All-in sustaining costs	45	54	19	76	12	17	99	1	323
Non-sustaining Project capex	28	-	5	-	-	(2)	-	-	31
Care and maintenance costs	-	-	18	-	-	-	-	-	18
All-in costs	73	54	42	76	12	15	99	1	372
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(11)	-	-	-	-	(11)
All-in costs adjusted for non-controlling interests and non-gold producing companies	73	54	42	65	12	15	99	1	361
Adjusted for stockpile write-offs	-	(2)	-	-	-	-	-	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	73	52	42	65	12	15	99	1	359

Gold sold - oz (000)(3)	73	44	20	65	20	19	128	-	370

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	623	1,182	966	991	614	912	775	-	839
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,008	1,182	2,127	991	614	789	775	-	973

51

For the three months ended 31 March 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	42	11	67	-	-	-	68	-	188
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(10)	-	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs(2)	46	-	-	-	11	17	-	-	-	74
Total cash costs adjusted for non-controlling interests and non-gold producing companies	46	42	11	57	11	17	-	68	-	252
Rehabilitation and other non-cash costs	-	1	(1)	-	-	-	-	(1)	-	(1)
Amortisation of tangible assets	-	6	5	7	-	-	-	24	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	6	2	-	-	-	26
Total production costs adjusted for non-controlling interests and non-gold producing companies	64	49	15	63	17	19	-	91	-	318

Gold produced - oz (000) (3)	73	40	17	64	20	19	-	118	-	351

Total cash costs per unit - $/oz(4)	630	1,046	628	887	535	876	-	579	-	714
Total production costs per unit - $/oz(4)	883	1,211	856	978	818	985	-	775	-	903

52

For the three months ended 31 March 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	62	57	6	125	60	84	33	-	177	48
Amortisation of tangible and intangible assets	(6)	(23)	(1)	(30)	(9)	(28)	(12)	1	(48)	(2)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	1	1	3	-
Sustaining exploration and study costs	-	1	2	3	-	-	1	3	4	1
Total sustaining capital expenditure	5	15	-	20	15	17	8	1	41	3
Amortisation relating to inventory	-	-	-	-	-	-	-	-	-	(3)
All-in sustaining costs	61	51	7	119	66	74	31	6	177	47
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(5)	-	-	(3)	(8)	-
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	61	51	7	119	61	74	31	3	169	47
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	51	7	119	61	73	30	2	166	47

All-in sustaining costs	61	51	7	119	66	74	31	6	177	47
Non-sustaining Project capex	-	-	-	-	-	-	-	-	-	24
Non-sustaining exploration and study costs	-	-	1	1	-	-	-	8	8	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	1	(1)	-	-	-
All-in costs	61	51	8	120	66	75	30	14	185	71
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(5)	-	-	-	(5)	-
All-in costs adjusted for non-controlling interests and non-gold producing companies	61	51	8	120	61	75	30	14	180	71
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	61	51	8	120	61	74	29	13	177	71

Gold sold - oz (000)(3)	56	86	-	142	68	103	30	-	202	45

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,095	584	-	842	916	716	962	-	820	1,059
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,095	584	-	851	917	726	935	-	875	1,589

53

For the three months ended 31 March 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	55	36	6	97	46	54	21	-	121	50
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(3)	-	-	-	(3)	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	55	36	6	97	43	54	21	-	118	40
Retrenchment costs	-	-	-	-	1	-	-	-	1	-
Rehabilitation and other non-cash costs	1	-	-	1	1	-	-	-	1	3
Amortisation of tangible assets	6	23	1	30	8	26	12	1	47	2
Amortisation of intangible assets	-	-	-	-	-	1	-	1	2	-
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	(5)	(6)	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	62	59	7	128	52	81	33	(3)	163	45

Gold produced - oz (000) (3)	57	86	-	143	65	99	31	-	195	41

Total cash costs per unit - $/oz(4)	970	422	-	679	651	548	680	-	603	957	(6)
Total production costs per unit - $/oz(4)	1,095	688	-	897	801	827	1,070	-	857	1,149

54

For the three months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	25	51	53	129	80	63	143	61	-	333	3
Amortisation of tangible and intangible assets	(2)	(12)	(13)	(27)	(19)	(14)	(33)	(8)	1	(67)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	20
Total sustaining capital expenditure	3	7	9	19	18	11	29	12	(1)	59	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	46	49	121	79	60	139	65	-	325	21

All-in sustaining costs	26	46	49	121	79	60	139	65	-	325	21
Non-sustaining Project capex	-	-	1	1	8	-	8	-	-	9	-
Technology improvements	-	-	-	-	-	-	-	-	5	5	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	26	46	50	122	87	60	147	65	5	339	24
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	46	50	122	87	60	147	65	5	339	23

Gold sold - oz (000)(3)	21	39	57	116	85	53	138	52	-	306	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,206	1,193	880	1,042	927	1,135	1,007	1,258	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,206	1,193	892	1,048	1,020	1,135	1,064	1,258	-	1,109	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

55

For the three months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	23	41	42	106	63	51	114	56	(1)	275	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	23	41	42	106	63	51	114	56	(1)	275	-
Retrenchment costs	-	-	-	-	1	1	2	-	1	3	-
Rehabilitation and other non-cash costs	-	-	-	-	1	-	1	-	1	2	(1)
Amortisation of tangible assets	2	11	12	25	17	13	30	8	(1)	62	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	-
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	25	53	55	133	83	66	149	65	-	347	-

Gold produced - oz (000) (3)	22	40	59	121	88	56	144	55	-	319	-

Total cash costs per unit - $/oz(4)	1,060	1,021	707	875	714	923	794	1,016	-	863	-
Total production costs per unit - $/oz(4)	1,186	1,331	937	1,113	941	1,195	1,039	1,171	-	1,089	-

56

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	49	81	91	-	-	-	12	89	2	324
Amortisation of tangible and intangible assets	-	(7)	(4)	(8)	-	-	-	-	(16)	(1)	(36)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Associates and equity accounted joint ventures’ share of costs(2)	28	-	-	-	12	26	7	-	-	(1)	72
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	1	1
Total sustaining capital expenditure	-	3	16	9	-	2	-	1	29	-	60
All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	(0)	(14)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	28	45	93	79	12	28	7	13	102	1	408
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	28	45	93	79	12	28	7	11	95	1	399

All-in sustaining costs	28	45	93	93	12	28	7	13	102	1	422
Non-sustaining Project capex	49	-	12	-	-	-	-	-	-	-	61
Non-sustaining exploration and study costs	1	-	-	2	-	-	-	-	-	-	3
All-in costs	78	45	105	95	12	28	7	13	102	1	486
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(14)	-	-	-	-	-	-	(14)
All-in costs adjusted for non-controlling interests and non-gold producing companies	78	45	105	81	12	28	7	13	102	1	472
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	78	45	105	81	12	28	7	11	95	1	463

Gold sold - oz (000)(3)	38	46	65	86	10	25	3	17	110	-	401

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	738	998	1,420	916	1,173	1,078	2,836	651	878	-	998
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	2,047	998	1,605	935	1,173	1,078	2,836	651	878	-	1,157

57

For the three months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	43	75	74	-	-	-	12	73	-	277
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	29	-	-	-	11	22	5	-	-	1	68
Total cash costs adjusted for non-controlling interests and non-gold producing companies	29	43	75	63	11	22	5	12	73	1	334
Rehabilitation and other non-cash costs	-	1	1	3	-	-	-	-	1	1	7
Amortisation of tangible assets	-	7	4	8	-	-	-	-	16	-	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	3	7	3	-	-	(1)	30
Total production costs adjusted for non-controlling interests and non-gold producing companies	47	51	80	72	14	29	8	12	90	2	405

Gold produced - oz (000) (3)	41	47	64	80	10	23	2	17	110	-	395

Total cash costs per unit - $/oz(4)	717	911	1,175	777	1,137	957	1,931	733	667	-	846
Total production costs per unit - $/oz(4)	1,149	1,077	1,250	898	1,427	1,246	3,027	733	823	-	1,024

58

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	90	72	5	167	51	89	39	(1)	178	59
Amortisation of tangible and intangible assets	(12)	(25)	(2)	(39)	(8)	(25)	(11)	-	(44)	-
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	(1)	(1)	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	1	2	-	2	-	3	5	-
Total sustaining capital expenditure	10	14	-	24	14	31	10	-	55	6
All-in sustaining costs	88	63	3	154	57	97	38	2	194	65
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(4)	-	-	(3)	(7)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	88	63	3	154	53	97	38	(1)	187	65

All-in sustaining costs	88	63	3	154	57	97	38	2	194	65
Non-sustaining Project capex	-	-	-	-	-	-	-	-	-	37
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	17	17	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	4	-	-	4	-
All-in costs	88	63	5	156	57	101	38	19	215	102
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(4)	-	-	-	(4)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	88	63	5	156	53	101	38	19	211	102

Gold sold - oz (000)(3)	57	90	-	147	57	93	32	-	181	53

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,527	689	-	1,048	935	1,043	1,212	-	1,035	1,221
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,527	689	-	1,063	936	1,088	1,212	-	1,166	1,913

59

For the three months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	81	46	5	132	46	63	27	(1)	135	54
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(3)	-	-	-	(3)	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	81	46	5	132	43	63	27	(1)	132	44
Rehabilitation and other non-cash costs	1	5	-	6	1	(2)	-	1	-	3
Amortisation of tangible assets	12	25	2	39	8	23	11	-	42	-
Amortisation of intangible assets	-	-	-	-	-	1	-	1	2	-
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	1	-	11
Total production costs adjusted for non-controlling interests and non-gold producing companies	94	76	7	177	51	85	38	2	176	58

Gold produced - oz (000) (3)	62	93	-	155	62	88	30	-	180	49

Total cash costs per unit - $/oz(4)	1,308	498	-	850	682	717	879	-	729	899	(6)
Total production costs per unit - $/oz(4)	1,523	819	-	1,137	822	984	1,238	-	968	1,205

60

For the six months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	78	134	212	126	119	245	101	(1)	557	(2)
Amortisation of tangible and intangible assets	(13)	(26)	(39)	(27)	(22)	(49)	(9)	-	(97)	(4)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	44
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	(3)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	-
Total sustaining capital expenditure	10	20	31	29	13	42	7	3	82	1
All-in sustaining costs	75	128	204	128	110	238	99	3	543	35
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	75	128	204	128	110	238	99	3	543	38
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	128	204	128	110	238	99	2	542	39

All-in sustaining costs	75	128	204	128	110	238	99	3	543	35
Non-sustaining Project capex	-	1	1	13	-	13	-	-	14	-
Technology improvements	-	-	-	-	-	-	-	7	7	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	5
All-in costs	75	129	205	141	110	251	99	10	564	40
Adjusted for non-controlling interests and non-gold producing companies(1)								-	-	3
All-in costs adjusted for non-controlling interests and non-gold producing companies	75	129	205	141	110	251	99	10	564	43
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	75	129	205	141	110	251	99	9	563	44

Gold sold - oz (000)(3)	62	129	191	103	104	207	96	6	500	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,201	996	1,063	1,239	1,060	1,149	1,028	-	1,097	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,201	1,004	1,068	1,370	1,060	1,214	1,028	-	1,141	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

61

For the six months ended 30 June 2015

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	62	102	164	95	93	188	89	1	442	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	3
Total cash costs adjusted for non-controlling interests and non-gold producing companies	62	102	164	95	93	188	89	1	442	(4)
Retrenchment costs	1	2	3	1	1	2	-	-	5	-
Rehabilitation and other non-cash costs	2	4	5	3	3	6	2	(1)	13	1
Amortisation of tangible assets	12	23	35	25	19	44	8	1	88	2
Amortisation of intangible assets	1	2	4	2	2	4	1	1	9	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	78	133	211	126	118	244	100	2	557	1

Gold produced - oz (000) (3)	62	129	191	103	104	207	97	5	500	-

Total cash costs per unit - $/oz(4)	993	797	861	921	899	910	925	-	894	-
Total production costs per unit - $/oz(4)	1,255	1,040	1,110	1,223	1,142	1,182	1,046	-	1,128	-

62

For the six months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	108	34	152	-	-	200	-	494
Amortisation of tangible and intangible assets	-	(13)	(10)	(13)	-	-	(67)	(2)	(105)
Adjusted for decommissioning amortisation	-	-	2	1	-	-	1	-	4
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	87	-	-	-	20	29	-	4	140
Inventory writedown to net realisable value and other stockpile adjustments	-	2	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	10	4	-	-	1	-	15
Total sustaining capital expenditure	3	7	1	11	4	1	50	1	78
All-in sustaining costs	90	104	37	155	24	30	185	4	629
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(23)	-	-	-	-	(23)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	90	104	37	132	24	30	185	4	606
Adjusted for stockpile write-offs	-	(5)	-	-	-	-	-	-	(5)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	90	99	37	132	24	30	185	4	601

All-in sustaining costs	90	104	37	155	24	30	185	4	629
Non-sustaining Project capex	58	-	10	-	-	(2)	-	(1)	65
Non-sustaining exploration and study costs	1	-	-	-	-	-	-	-	1
Care and maintenance costs	-	-	35	-	-	-	-	-	35
All-in costs	149	104	82	155	24	28	185	3	730
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	(23)	-	-	-	-	(23)
All-in costs adjusted for non-controlling interests and non-gold producing companies	149	104	82	132	24	28	185	3	707
Adjusted for stockpile write-offs	-	(5)	-	-	-	-	-	-	(5)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	149	99	82	132	24	28	185	3	702

Gold sold - oz (000)(3)	149	91	31	136	35	36	263	-	739

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	612	1,095	1,213	960	703	842	707	-	809
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,005	1,095	2,679	960	703	773	707	-	945

63

For the six months ended 30 June 2015

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	91	26	130	-	-	123	(2)	368
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(20)	-	-	-	-	(20)
Associates and equity accounted joint ventures’ share of total cash costs(2)	87	-	-	-	20	30	-	-	137
Total cash costs adjusted for non-controlling interests and non-gold producing companies	87	91	26	110	20	30	123	(2)	485
Rehabilitation and other non-cash costs	-	-	(1)	2	-	-	1	-	2
Amortisation of tangible assets	-	13	10	13	-	-	67	1	104
Amortisation of intangible assets	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	37	-	-	-	8	4	-	-	49
Total production costs adjusted for non-controlling interests and non-gold producing companies	124	104	35	123	28	34	191	-	639

Gold produced - oz (000) (3)	148	88	31	132	35	36	250	-	719

Total cash costs per unit - $/oz(4)	588	1,037	822	837	569	840	487	-	675
Total production costs per unit - $/oz(4)	840	1,188	1,134	935	796	959	758	-	889

64

For the six months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	124	127	11	262	115	159	68	(1)	341	97
Amortisation of tangible and intangible assets	(13)	(45)	(2)	(60)	(22)	(56)	(25)	(1)	(104)	(5)
Adjusted for decommissioning amortisation	-	1	1	2	1	-	-	-	1	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	1	-	2	3	-
Sustaining exploration and study costs	-	2	4	6	1	-	1	5	7	3
Total sustaining capital expenditure	15	27	-	42	34	39	17	-	90	7
Amortisation relating to inventory	-	-	-	-	-	-	-	-	-	(4)
All-in sustaining costs	126	112	14	252	129	143	61	5	338	98
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(10)	-	-	(5)	(15)	-
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	126	112	14	252	119	143	61	-	323	98
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	126	112	14	252	119	142	60	(1)	320	98

All-in sustaining costs	126	112	14	252	129	143	61	5	338	98
Non-sustaining Project capex	-	-	-	-	-	-	-	6	6	40
Non-sustaining exploration and study costs	-	-	2	2	-	1	-	18	19	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	4	-	(1)	3	-
All-in costs	126	112	16	254	129	148	61	28	366	138
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(10)	-	-	(1)	(11)	-
All-in costs adjusted for non-controlling interests and non-gold producing companies	126	112	16	254	119	148	61	27	355	138
Adjusted for stockpile write-offs	-	-	-	-	-	(1)	(1)	(1)	(3)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	126	112	16	254	119	147	60	26	352	138

Gold sold - oz (000)(3)	115	172	-	287	130	185	62	-	377	94

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,102	657	-	880	911	764	972	-	849	1,043
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,102	657	-	889	912	789	965	-	935	1,470

65

For the six months ended 30 June 2015

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	110	80	9	199	93	108	43	1	245	106
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	-	-	-	(7)	(20)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	110	80	9	199	86	108	43	1	238	86
Retrenchment costs	-	-	-	-	1	1	-	-	2	-
Rehabilitation and other non-cash costs	1	1	-	2	1	(7)	(2)	-	(8)	2
Amortisation of tangible assets	13	45	2	60	22	50	23	1	96	4
Amortisation of intangible assets	-	-	-	-	-	6	2	-	8	1
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	-	-	-	(2)	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	124	126	11	261	108	158	66	2	334	93

Gold produced - oz (000) (3)	115	167	-	282	135	181	61	-	377	98

Total cash costs per unit - $/oz(4)	958	476	-	703	641	598	714	-	632	869	(6)
Total production costs per unit - $/oz(4)	1,075	755	-	924	805	877	1,100	-	887	983

66

For the six months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	46	104	102	252	154	122	276	117	-	645	5
Amortisation of tangible and intangible assets	(4)	(31)	(25)	(60)	(36)	(31)	(67)	(13)	1	(139)	(4)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	42
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Total sustaining capital expenditure	4	12	16	32	31	17	48	21	1	102	(1)
All-in sustaining costs	46	85	93	224	149	108	257	125	3	609	43
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	46	85	93	224	149	108	257	125	3	609	46

All-in sustaining costs	46	85	93	224	149	108	257	125	3	609	43
Non-sustaining Project capex	-	-	1	1	16	-	16	-	-	17	-
Technology improvements	-	-	-	-	-	-	-	-	9	9	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	2
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	5
All-in costs	46	85	94	225	165	108	273	125	12	635	50
Adjusted for non-controlling interests and non -gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	46	85	94	225	165	108	273	125	12	635	53

Gold sold - oz (000)(3)	38	68	112	218	161	105	266	112	-	596	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,203	1,248	842	1,032	929	1,026	967	1,119	-	1,020	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,203	1,248	849	1,036	1,029	1,026	1,028	1,119	-	1,064	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

67

For the six months ended 30 June 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	42	72	77	191	117	91	208	106	1	506	-
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total cash costs adjusted for non-controlling interests and non-gold producing companies	42	72	77	191	117	91	208	106	1	506	3
Retrenchment costs	1	2	1	4	3	1	4	-	(1)	7	-
Rehabilitation and other non-cash costs	1	1	1	3	2	1	3	1	-	7	-
Amortisation of tangible assets	3	30	23	56	33	29	62	13	(1)	130	3
Amortisation of intangible assets	1	1	2	4	3	2	5	1	(1)	9	3
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	48	106	104	258	158	124	282	121	(2)	659	9

Gold produced - oz (000) (3)	39	69	114	222	165	108	272	115	-	609	-

Total cash costs per unit - $/oz(4)	1,088	1,044	678	864	711	851	766	922	-	831	-
Total production costs per unit - $/oz(4)	1,218	1,530	913	1,160	956	1,161	1,037	1,047	-	1,084	-

68

For the six months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	102	151	169	-	-	-	26	199	1	648
Amortisation of tangible and intangible assets	-	(12)	(8)	(16)	-	-	-	-	(34)	(1)	(71)
Adjusted for decommissioning amortisation	-	-	-	2	-	-	-	-	1	-	3
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	55	-	-	-	23	49	14	-	-	-	141
Sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
Total sustaining capital expenditure	2	7	29	18	5	3	-	1	65	-	130
All-in sustaining costs	57	97	172	174	28	52	14	27	231	1	853
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(26)	-	-	-	-	-	-	(26)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	57	97	172	148	28	52	14	27	231	1	827
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	57	97	172	148	28	52	14	25	224	1	818

All-in sustaining costs	57	97	172	174	28	52	14	27	231	1	853
Non-sustaining Project capex	96	-	23	-	-	-	-	-	-	-	119
Non-sustaining exploration and study costs	1	-	-	3	-	-	-	-	-	-	4
All-in costs	154	97	195	177	28	52	14	27	231	1	976
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(27)	-	-	-	-	-	(0)	(27)
All-in costs adjusted for non-controlling interests and non-gold producing companies	154	97	195	150	28	52	14	27	231	1	949
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	(2)	(7)	-	(9)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	154	97	195	150	28	52	14	25	224	1	940

Gold sold - oz (000)(3)	89	103	118	158	20	43	6	34	232	-	802

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	644	943	1,470	937	1,384	1,210	2,389	719	967	-	1,020
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,733	943	1,666	955	1,384	1,210	2,389	719	967	-	1,173

69

For the six months ended 30 June 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	75	141	139	-	-	-	25	140	-	520
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(21)	-	-	-	-	-	-	(21)
Associates and equity accounted joint ventures’ share of total cash costs(2)	57	-	-	-	22	47	11	-	-	(1)	136
Total cash costs adjusted for non-controlling interests and non-gold producing companies	57	75	141	118	22	47	11	25	140	(1)	635
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	2	3	5	-	-	-	-	4	-	14
Amortisation of tangible assets	-	12	8	16	-	-	-	-	34	(1)	69
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	2	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(3)	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures’ share of total cash costs(2)	31	-	-	-	4	13	3	-	-	-	51
Total production costs adjusted for non-controlling interests and non-gold producing companies	88	89	152	136	26	60	14	25	179	-	769

Gold produced - oz (000) (3)	92	92	117	150	20	43	6	33	216	-	769

Total cash costs per unit - $/oz(4)	618	815	1,202	788	1,118	1,094	1,856	752	650	-	827
Total production costs per unit - $/oz(4)	960	969	1,294	902	1,322	1,401	2,358	756	827	-	1,001

70

For the six months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	179	134	10	323	107	169	76	1	353	102
Amortisation of tangible and intangible assets	(20)	(47)	(2)	(69)	(16)	(51)	(21)	-	(88)	(1)
Adjusted for decommissioning amortisation	-	2	-	2	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	3	4	1	4	1	5	11	1
Total sustaining capital expenditure	19	32	-	51	21	48	16	1	86	11
All-in sustaining costs	178	122	11	311	113	170	72	7	362	113
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(8)	-	-	(7)	(15)	-
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	178	122	11	311	105	170	72	-	347	113

All-in sustaining costs	178	122	11	311	113	170	72	7	362	113
Non-sustaining Project capex	-	-	-	-	-	-	-	-	-	71
Non-sustaining exploration and study costs	-	-	4	4	-	1	-	32	33	-
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	6	1	-	7	-
All-in costs	178	122	15	315	113	177	73	39	402	184
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	(9)	-	-	-	(9)	-
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	178	122	15	315	104	177	73	39	393	184

Gold sold - oz (000)(3)	140	176	-	316	121	185	65	-	371	100

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,272	691	-	985	863	924	1,116	-	938	1,124
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,272	691	-	996	864	962	1,127	-	1,062	1,835
		`

71

For the six months ended 30 June 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	156	88	9	253	86	121	52	-	259	113
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(6)	-	-	-	(6)	(33)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	156	88	9	253	80	121	52	-	253	80
Retrenchment costs	-	-	-	-	-	1	-	-	1	-
Rehabilitation and other non-cash costs	1	5	-	6	3	(2)	-	1	2	11
Amortisation of tangible assets	20	47	2	69	16	48	21	(1)	84	-
Amortisation of intangible assets	-	-	-	-	-	3	-	-	3	1
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(1)	-	-	(1)	(2)	10
Total production costs adjusted for non-controlling interests and non-gold producing companies	177	140	11	328	98	171	73	(1)	341	102

Gold produced - oz (000) (3)	133	177	-	310	121	182	62	-	364	101

Total cash costs per unit - $/oz(4)	1,179	496	-	815	664	667	838	-	694	796	(6)
Total production costs per unit - $/oz(4)	1,340	787	-	1,058	813	938	1,185	-	938	1,009

72

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:

Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Rahima Moosa (formerly Jeppe) Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone:  +27 11 637 6000

Fax:  +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone: +61 8 9425 4602

Fax: +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone: +233 303 772190

Fax: +233 303 778155

United Kingdom Secretaries

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only until September 2015.)

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone: +44 20 7796 8644

Fax: +44 20 7796 8645

E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

S Venkatakrishnan*§ (Chief Executive Officer)

KC Ramon^ (Chief Financial Officer)

Non-Executive

SM Pityana^ (Chairman)

Prof LW Nkuhlu^ (Lead Independent Director)

A Garner#

R Gasant^

DL Hodgson^

NP January-Bardill^

MJ Kirkwood*

M Richter#

RJ Ruston~

* British	§ Indian #American
~ Australian	^South African

Officers

Executive Vice President – Legal, Commercial and Governance and Company Secretary: ME Sanz Perez

Investor Relations Contacts

Stewart Bailey

Telephone: +27 11 637 6031

Mobile: +27 81 032 2563

E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi

Telephone: +27 11 637 6763

Mobile: +27 82 821 5322

E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman

Telephone: +1 212 858 7702

Mobile: +1 646 379 2555

E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries

Investors@anglogoldashanti.com

AngloGold Ashanti website

www.anglogoldashanti.com

Company secretarial e-mail

Companysecretary@anglogoldashanti.com

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street

Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: 0861 100 950 (in SA)

Fax: +27 11 688 5218

Website : queries@computershare.co.za

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: 1300 55 2949 (Australia only)

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone: +233 302 229664

Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA) or

+1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD

ASHANTI.

Telephone: +1-888-BNY-ADRS

United Kingdom

(As AngloGold Ashanti delisted from the London Stock Exchange on 22 September 2014, this information is provided for administration purposes only until September 2015.)

Shares

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:    +44 (0) 870 889 3177

Fax:    +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

England

Telephone:    +44 (0) 870 702 0000

Fax:    +44 (0) 870 703 6119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 17, 2015	By: /s/ ME SANZ

Name: ME Sanz
Title: Executive Vice President – Legal,
Commercial and Governance and
Company Secretary